                             File No. 69-302



    SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.






                FORM U-3A-2






   Statement by Holding Company Claiming
    Exemption under Rule U-3A-2 from the
  Provisions of the Public Utility Holding
            Company Act of 1935





   To be Filed Annually Prior to March 1






              FPL GROUP, INC.






hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

        FPL Group, Inc. ("Claimant") is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach, Florida
        33408. Claimant's business is the holding of all the outstanding capital stock of its subsidiaries.

        The name, jurisdiction of incorporation, location and nature of business of each subsidiary of Claimant, as of December 31, 1997 is set forth in Appendix 1 hereto. Additionally, in January 1998 FPL Energy, Inc. was formed to oversee non-regulated investments in domestic and international energy markets. FPL Energy, Inc., a Florida corporation located in North Palm Beach, Florida, is a subsidiary of FPL Group Capital Inc and owns the stock of ESI Energy, Inc. and FPL Group International, Inc.

2. A brief discussion of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

        Claimant's only subsidiary public utility company is Florida Power & Light Company ("FPL"), a Florida corporation, which is an electric utility company. A description of the properties of FPL used for the generation, transmission, or distribution of electric energy for sale is set forth in Appendix 2 hereto. All of these properties are located within the State of Florida except for Scherer Unit No. 4 which is located in Georgia.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

        (a) Number of kwh of electric energy sold (at retail or wholesale) or Mcf. of natural or manufactured gas distributed at retail.

             Claimant - None
             FPL      - 82,733,897,170 kwh

        (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

             Claimant - None
             FPL      - None

        (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

             Claimant - None
             FPL      - 65,470,000 kwh

        (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line.

             Claimant - None
             FPL      - 5,151,764,000 kwh

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a)  Name, location, business address and
             description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             Claimant has the following interests in EWG's:

             -  ESI Doswell, Inc. ("Doswell"), the
                business address of which is 10098 Old
                Ridge Road, Ashland, VA 23005.  The
                facility is a 665 megawatt gas-fired
                combined cycle plant located in Hanover
                County, Virginia, which sells 100% of its power to Virginia Electric and Power
                Company.

             -  InterAmerican Energy Leasing Company
                ("InterAmerican"), the business address of which is 1000 Wilson Boulevard, Suite 902,
                Arlington, Virginia 22209. The facility is a 100 megawatt gas-fired combined cycle plant located in Cartagena, Colombia, which is leased by InterAmerican to Promotora de Energia Electrica de
                Cartagena, S.A.

             - Termovalle S.C.A., E.S.P. ("Termovalle"), the business address of which is 1000
                Wilson Boulevard, Suite 902, Arlington,
                Virginia 22209.  The facility is a 200
                megawatt gas-fired combined cycle plant
                located in Cali, Colombia, which, when
                completed, will sell 160 megawatts to
                Empresa de Energia del Pacifico S.A. EPSA
                E.S.P., some additional sales will be made to industrial manufacturers in the Cali area and the remainder, if any, will be sold through the Colombian Bolsa de
                Energia (energy exchange).

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             At December 31, 1997, ESI Energy, Inc. ("ESI") owns Doswell. ESI is a wholly-owned subsidiary of FPL Group Capital Inc, a wholly-owned subsidiary of Claimant.

             At December 31, 1997, FPL Mamonal, Inc. and
             FPL International Investment Company, each, indirectly, owned a limited partnership interest in InterAmerican. These interests in the aggregate will average approximately 28% over the life of the partnership. FPL
             Mamonal, Inc. and FPL International Investment
             Company are wholly-owned subsidiaries of FPL
             Group International, Inc., which is a
             wholly-owned subsidiary of FPL Group Capital
             Inc, a wholly-owned subsidiary of Claimant.

             At December 31, 1997, FPL Termovalle, Inc. and
             FPL International Holdings, Inc., each,
             indirectly, owned a limited partnership
             interest in Termovalle. These interests in the aggregate will average approximately 36% over the life of the partnership. FPL
             Termovalle, Inc. and FPL International
             Holdings, Inc. are wholly-owned subsidiaries of FPL Group International, Inc., which is a wholly-owned subsidiary of FPL Group Capital
             Inc, a wholly-owned subsidiary of Claimant.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             Doswell's equity balance at December 31, 1997 was $75.7 million. FPL Group Capital has outstanding letters of credit in the amount of $10 million guaranteeing Doswell's debt service payments.

             FPL Mamonal, Inc.'s and FPL International
             Investment Company's combined capital
             contribution in the EWG at December 31, 1997 consists of $14.9 million. Claimant and its other system companies do not directly or indirectly guarantee any security of
             InterAmerican, nor is there any recourse to Claimant or another system company for any financial obligations of InterAmerican.

             FPL Thermovalle, Inc.'s and FPL International
             Holdings, Inc. combined capital contribution in the EWG at December 31, 1997 consists of $5.2 million. The project is currently under construction and development. Claimant and its other system companies, except for $16.8 million of project contribution guarantees, do not directly or indirectly guarantee any security of Termovalle, nor is there any recourse to Claimant or another system company for any financial obligations of Termovalle.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             Doswell
             Total Equity                           =  $75,680,000
             Total Debt Obligations                 = $369,783,000
             Net Income                             =     $298,000
             Claimant's Equity in Net Income        =     $298,000

             InterAmerican
             Total Partner's Capital                =  $15,764,977
             Total Debt Obligations                 =  $43,469,416
             Net Income                             =   $5,832,491
             Claimant's Equity in Net Income        =     $774,924

             Termovalle
             Total Partner's Capital                =   $1,825,135
             Total Debt Obligations                 = $116,084,862
             Net Income                             =           $0
             Claimant's Equity in Net Income (Loss) =     $(15,260)

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             None
                                   EXHIBIT A


A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.


                  Company                                      Pages

FPL Group, Inc. and Subsidiaries                                6-7

Florida Power & Light Company and Subsidiaries                  8-9

FPL Group Capital Inc and Subsidiaries                          10-13

Alandco Inc. and Subsidiaries                                   14-15

ESI Energy, Inc. and Subsidiaries                               16-31

FPL Group International, Inc.                                   32-39

Palms Insurance Company, Limited and Subsidiary                 40-41

Telesat Cablevision, Inc. and Subsidiaries                      42-45

Turner Foods Corporation and Subsidiaries                       46-49

HJT Holdings, Inc., LCR Holdings, Inc. and Subsidiaries         50-51

Notes to Consolidating Financial Statements                     52-53

FPL GROUP, INC. AND SUBSIDIARIES                                                                                         6
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

Thousands of Dollars
                                                              Florida
                                                 FPL       Power & Light   FPL Group        CAS        Adjusting
                                                Group,       Company      Capital Inc   Investments,    & Elim.    FPL Group, Inc.
ASSETS                                           Inc.      Consolidated   Consolidated      Inc.        Entries     Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property          $0   $16,819,384     $604,794           $0        $5,921     $17,430,099
 Nuclear fuel under capital lease                      0       186,301            0            0             0         186,301
 Construction work in progress                         0       131,087       72,994            0             0         204,081
 Less accumulated depr. & amort.                       0    (8,355,701)    (110,640)           0          (395)     (8,466,736)
    Total property, plant and eqpt. - net              0     8,781,071      567,148            0         5,526       9,353,745

CURRENT ASSETS
 Cash and cash equivalents                         8,402         2,915       43,124           15             0          54,456
 Customer receivables - net                            0       471,180       29,601            0             0         500,781
 Materials, supplies & fossil fuel inventory           0       241,853       60,604            0             0         302,457
 Deferred clause expenses                              0       121,927            0            0             0         121,927
 Other                                            81,669       104,411       22,459      122,270      (209,056)        121,753
    Total current assets                          90,071       942,286      155,788      122,285      (209,056)      1,101,374

OTHER ASSETS:
 Special use funds of FPL                              0     1,006,606            0            0             0       1,006,606
 Other investments                             5,181,307             0      615,181            0    (5,514,986)        281,502
 Other                                            65,167       442,363      264,845            0       (66,570)        705,805
    Total other assets                         5,246,474     1,448,969      880,026            0    (5,581,556)      1,993,913

    TOTAL ASSETS                              $5,336,545   $11,172,326   $1,602,962     $122,285   ($5,785,086)    $12,449,032

CAPITALIZATION
 Common shareholders' equity                  $4,844,668    $4,813,995     $352,130      $12,380   ($5,178,504)     $4,844,669
 Pref. stock without sinking fund requirements         0       226,250            0            0             0         226,250
 Long-term debt                                        0     2,419,709      529,741            0             0       2,949,450
    Total capitalization                       4,844,668     7,459,954      881,871       12,380    (5,178,504)      8,020,369

CURRENT LIABILITIES
 Short-term debt                                       0        39,600       94,283            0             0         133,883
 Cur. matur. of long-term debt & pref. stock           0       180,300       18,000            0             0         198,300
 Accounts payable                                      0       343,513       23,839            0             0         367,352
 Customers' deposits                                   0       279,041           69            0             0         279,110
 Accrued interest and taxes                       (4,800)      180,166        5,569        8,768        (9,248)        180,455
 Other                                           477,182       289,428      110,616            0      (536,943)        340,283
    Total current liabilities                    472,382     1,312,048      252,376        8,768      (546,191)      1,499,383

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                     0     1,069,898      362,715      101,137      (60,391)      1,473,359
 Deferred regulatory credit - income taxes             0       165,851            0            0            0         165,851
 Unamortized investment tax credits                    0       228,788            0            0            0         228,788
 Storm and property insurance reserve                  0       252,444            0            0            0         252,444
 Other                                            19,495       683,343      106,000            0            0         808,838
    Total other liabilities & deferred credits    19,495     2,400,324      468,715      101,137      (60,391)      2,929,280

TOTAL CAPITALIZATION AND LIABILITIES          $5,336,545   $11,172,326   $1,602,962     $122,285  ($5,785,086)    $12,449,032

FPL GROUP, INC. AND SUBSIDIARIES                                                                                         7
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                              Florida
                                                 FPL       Power & Light    FPL Group        CAS       Adjusting     FPL Group,
                                                Group,        Company      Capital Inc   Investments,   & Elim.         Inc.
INCOME STATEMENT                                 Inc.      Consolidated    Consolidated      Inc.       Entries    Consolidated
OPERATING REVENUES                                    $0    $6,132,047      $236,966           $0           $0     $6,369,013

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0     2,195,804        59,195            0            0      2,254,999
 Other operations and maintenance                   (105)    1,132,690        97,977          333            0      1,230,895
 Depreciation & amortization                           0     1,033,766        27,373            0            0      1,061,139
 Taxes other than income taxes                         3       592,247         1,801            0            0        594,051
    Total operating expenses                        (102)    4,954,507       186,346          333            0      5,141,084
OPERATING INCOME                                     102     1,177,540        50,620         (333)           0      1,227,929

OTHER INCOME (DEDUCTIONS):
 Interest charges                                (33,205)     (226,732)      (64,795)           0       33,204       (291,528)
 Preferred stock dividends - FPL                       0       (18,760)            0            0            0        (18,760)
 Other-net                                       638,006        (3,634)       37,925          701     (668,457)         4,541
    Total other deductions - net                 604,801      (249,126)      (26,870)         701     (635,253)     (305,747)

INCOME BEFORE INCOME TAXES                       604,903       928,414        23,750          368     (635,253)       922,182

INCOME TAXES                                     (12,599)      320,672        (3,522)         129            0        304,680

NET INCOME (LOSS)                                617,502       607,742        27,272          239     (635,253)       617,502
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR    1,517,719       870,113      (905,712)      (8,985)      44,584      1,517,719
DEDUCT:
 Dividends                                       332,065       600,671             0            0     (600,671)       332,065
 Other                                             2,088         2,195           (31)           0       (2,164)         2,088
RETAINED EARNINGS (DEFICIT) AT END OF YEAR    $1,801,068      $874,989     ($878,409)     ($8,746)     $12,166     $1,801,068

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                                                  8
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                        Florida      Land                    FPL                                    Florida Power
                                        Power        Resource      FPL       Energy       KPB          Adjusting      & Light
                                        & Light      Investment    Enersys   Services,    Financial     & Elim.       Company
ASSETS                                  Company      Company       Inc.      Inc.         Corp.         Entries     Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and
   other property                     $16,632,772    $191,609        $0        $924           $0      ($5,921)    $16,819,384
 Nuclear fuel under capital lease         186,301           0         0           0            0            0         186,301
 Construction work in progress            131,072          15         0           0            0            0         131,087
 Less accumulated depr. & amort.       (8,311,297)    (44,404)        0        (395)           0          395      (8,355,701)
    Total property, plant and
      eqpt. - net                       8,638,848     147,220         0         529            0       (5,526)      8,781,071

CURRENT ASSETS
 Cash and cash equivalents                  2,659           0         0           0          256            0           2,915
 Customer receivables - net               153,070           0         0       1,423      316,687            0         471,180
 Materials, supplies & fossil
   fuel inventory                         210,325           0         0           0       31,528            0         241,853
 Deferred clause expenses                 121,927           0         0           0            0            0         121,927
 Other                                    451,122      52,739         0       3,429       60,824     (463,703)        104,411
    Total current assets                  939,103      52,739         0       4,852      409,295     (463,703)        942,286

OTHER ASSETS:
 Special use funds of FPL                 849,743           0         0           0      156,863            0       1,006,606
 Other investments                        339,670           0       727           0          866     (341,263)              0
 Other                                    433,746           0         0         514            0         8,103        442,363
    Total other assets                  1,623,159           0       727         514      157,729      (333,160)     1,448,969

    TOTAL ASSETS                      $11,201,110    $199,959      $727      $5,895     $567,024     ($802,389)   $11,172,326

CAPITALIZATION
 Common shareholders' equity           $4,813,996    $181,547      $727        $727     $155,684     ($338,686)    $4,813,995
 Pref. stock without sinking
   fund requirements                      226,250           0         0           0            0             0        226,250
 Long-term debt                         2,419,709           0         0           0            0             0      2,419,709
    Total capitalization                7,459,955     181,547       727         727      155,684      (338,686)     7,459,954

CURRENT LIABILITIES
 Short-term debt                           39,600           0         0           0      410,000      (410,000)        39,600
 Cur. matur. of long-term debt
   & pref. stock                          180,300           0         0           0            0             0        180,300
 Accounts payable                         342,833           0         0         680            0             0        343,513
 Customers' deposits                      279,041           0         0           0            0             0        279,041
 Accrued interest and taxes               180,463          (8)        0        (256)         (33)            0        180,166
 Other                                    338,248           0         0       4,687          196       (53,703)       289,428
    Total current liabilities           1,360,485          (8)        0       5,111      410,163       (463,703)    1,312,048

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes      1,051,994      17,942         0         (38)           0              0     1,069,898
 Deferred regulatory credit -
   income taxes                           165,851           0         0           0            0              0       165,851
 Unamortized investment tax credits       228,310         478         0           0            0              0       228,788
 Storm and property insurance reserve     251,267           0         0           0        1,177              0       252,444
 Other                                    683,248           0         0          95            0              0       683,343
    Total other liabilities &
      deferred credits                  2,380,670      18,420         0          57        1,177              0     2,400,324

TOTAL CAPITALIZATION AND LIABILITIES  $11,201,110    $199,959      $727      $5,895     $567,024      ($802,389)  $11,172,326

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                                                   9
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars
                                        Florida      Land                    FPL                                    Florida Power
                                        Power        Resource      FPL       Energy       KPB          Adjusting       & Light
                                        & Light      Investment    Enersys   Services,    Financial    & Elim.         Company
INCOME STATEMENT                        Company      Company       Inc.      Inc.         Corp.        Entries      Consolidated
OPERATING REVENUES                    $6,132,047     $6,422            $0         $0          $0      ($6,422)      $6,132,047

OPERATING EXPENSES
 Fuel, purchased power & interchange   2,195,804          0             0          0           0            0        2,195,804
 Other operations and maintenance      1,139,112          0             0          0           0       (6,422)       1,132,690
 Depreciation & amortization           1,030,175      3,591             0          0           0            0        1,033,766
 Taxes other than income taxes           589,289      2,961             0         (3)          0            0          592,247
    Total operating expenses           4,954,380      6,552             0         (3)          0       (6,422)       4,954,507
OPERATING INCOME                       1,177,667       (130)            0          3           0            0        1,177,540

OTHER INCOME (DEDUCTIONS):
 Interest charges                       (226,732)         0             0          0        (174)         174         (226,732)
 Preferred stock dividends - FPL         (18,760)         0             0          0           0            0          (18,760)
 Other-net                                (3,309)         0          (279)      (480)      6,604       (6,170)          (3,634)
    Total other deductions - net        (248,801)         0          (279)      (480)      6,430       (5,996)        (249,126)

INCOME BEFORE INCOME TAXES               928,866       (130)         (279)      (477)      6,430       (5,996)         928,414

INCOME TAXES                             321,124       (130)            0       (198)       (124)           0          320,672

NET INCOME (LOSS)                        607,742          0          (279)      (279)      6,554       (5,996)         607,742
RETAINED EARNINGS (DEFICIT) AT
  BEG. OF YEAR                           870,113          0        (2,133)    (1,969)      9,221       (5,119)         870,113
DEDUCT:
 Dividends                               600,671          0             0          0           0            0          600,671
 Other                                     2,195          0             0          0           0            0            2,195
RETAINED EARNINGS (DEFICIT) AT
  END OF YEAR                           $874,989         $0       ($2,412)   ($2,248)    $15,775     ($11,115)        $874,989

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                                  10
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                  FPL                                      FPL Group      Palms         Telesat
                                                 Group                    ESI Energy,    International   Insurance    Cablevision,
                                                Capital   Alandco Inc.        Inc.           Inc.       Company, Ltd.     Inc.
ASSETS                                            Inc     Consolidated    Consolidated   Consolidated   Consolidated  Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0      $2,524       $412,822        $8,911             $0            $0
 Nuclear fuel under capital lease                       0           0              0             0              0             0
 Construction work in progress                          0           0         72,994             0              0             0
 Less accumulated depr. & amort.                        0           0        (67,646)         (318)             0             0
    Total property, plant and eqpt. - net               0       2,524        418,170         8,593              0             0

CURRENT ASSETS
 Cash and cash equivalents                         15,379         (52)        24,109            58            452            31
 Customer receivables - net                             0           0         27,184           453              0             0
 Materials, supplies & fossil fuel inventory            0           0         38,395             0              0             0
 Deferred clause expenses                               0           0              0             0              0             0
 Other                                                 91       3,204         24,330         1,829          4,391        35,667
    Total current assets                           15,470       3,152        114,018         2,340          4,843        35,698

OTHER ASSETS:
 Special use funds of FPL                               0           0              0             0              0             0
 Other investments                                791,588       1,366        230,378        57,334         17,716             0
 Other                                              3,597       1,080        258,627         2,122          1,468             0
    Total other assets                            795,185       2,446        489,005        59,456         19,184             0
    TOTAL ASSETS                                 $810,655      $8,122     $1,021,193       $70,389        $24,027       $35,698

CAPITALIZATION
 Common shareholders' equity                     $352,129      $7,303       $243,607       $68,382         $6,405      ($16,432)
 Pref. stock without sinking fund requirements          0           0              0             0              0             0
 Long-term debt                                   128,241           0        401,500             0              0             0
    Total capitalization                          480,370       7,303        645,107        68,382          6,405       (16,432)

CURRENT LIABILITIES
 Short-term debt                                   58,000           0         36,283             0              0             0
 Cur. matur. of long-term debt & pref. stock            0           0         18,000             0              0             0
 Accounts payable                                      50         768         17,645         2,995             14            16
 Customers' deposits                                    0           0              0             0              0             0
 Accrued interest and taxes                         1,844           0          2,876             0              0             0
 Other                                            168,200          22         24,659         1,216          1,596           380
    Total current liabilities                     228,094         790         99,463         4,211          1,610           396

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 28,067           0        255,237        (2,315)             0        51,202
 Deferred regulatory credit - income taxes              0           0              0             0              0             0
 Unamortized investment tax credits                     0           0              0             0              0             0
 Storm and property insurance reserve                   0           0              0             0              0             0
 Other                                             74,124          29         21,386           111         16,012           532
    Total other liabilities & deferred credits    102,191          29        276,623        (2,204)        16,012        51,734

TOTAL CAPITALIZATION AND LIABILITIES             $810,655      $8,122     $1,021,193       $70,389        $24,027       $35,698

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                                  11
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                  FPL                                      FPL Group    Palms           Telesat
                                                 Group                    ESI Energy,    International  Insurance     Cablevision,
                                                Capital   Alandco Inc.        Inc.           Inc.       Company, Ltd.     Inc.
INCOME STATEMENT                                  Inc     Consolidated    Consolidated   Consolidated   Consolidated  Consolidated
OPERATING REVENUES                                   $0         $16        $187,770         $1,115       $12,019             $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                  0           0          59,195              0             0              0
 Other operations and maintenance                 5,990         536          39,647          8,620        11,228             90
 Depreciation & amortization                        185           5          21,465            403             0              0
 Taxes other than income taxes                        4         102           1,678             17             0              0
    Total operating expenses                      6,179         643         121,985          9,040        11,228             90
OPERATING INCOME                                 (6,179)       (627)         65,785         (7,925)          791            (90)

OTHER INCOME (DEDUCTIONS):
 Interest charges                               (16,059)          0         (49,152)             0             0              0
 Preferred stock dividends - FPL                      0           0               0              0             0              0
 Other-net                                       25,537       1,618          17,280         (4,420)            0             24
    Total other deductions - net                  9,478       1,618         (31,872)        (4,420)            0             24

INCOME BEFORE INCOME TAXES                        3,299         991          33,913        (12,345)          791            (66)

INCOME TAXES                                    (23,973)        322          12,460         (4,434)          277            (66)

NET INCOME (LOSS)                                27,272         669          21,453         (7,911)          514              0
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR    (905,712)     (6,799)              0         (4,501)        3,675        (30,663)
DEDUCT:
 Dividends                                            0           0               0              0             0              0
 Other                                              (31)          0               0              0             0              0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR    ($878,409)    ($6,130)        $21,453       ($12,412)       $4,189       ($30,663)

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                    12
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                  Turner
                                                  Foods          FPL        HJT & LCR     Adjusting    FPL Group
                                               Corporation     Holdings     Holdings      & Elim.      Capital Inc
ASSETS                                         Consolidated      Inc       Consolidated   Entries      Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property     $186,459        $272            $0        ($6,194)     $604,794
 Nuclear fuel under capital lease                       0           0             0              0             0
 Construction work in progress                          0           0             0              0        72,994
 Less accumulated depr. & amort.                  (42,404)       (272)            0              0      (110,640)
    Total property, plant and eqpt. - net         144,055           0             0         (6,194)      567,148

CURRENT ASSETS
 Cash and cash equivalents                          2,031           0         1,116              0        43,124
 Customer receivables - net                         1,964           0             0              0        29,601
 Materials, supplies & fossil fuel inventory       22,209           0             0              0        60,604
 Deferred clause expenses                               0           0             0              0             0
 Other                                              3,573       4,203        26,168        (80,997)       22,459
    Total current assets                           29,777       4,203        27,284        (80,997)      155,788

OTHER ASSETS:
 Special use funds of FPL                               0           0             0              0             0
 Other investments                                    184           0       339,059       (822,444)      615,181
 Other                                                142           0             0         (2,191)      264,845
    Total other assets                                326           0       339,059       (824,635)      880,026

    TOTAL ASSETS                                 $174,158      $4,203      $366,343      ($911,826)   $1,602,962

CAPITALIZATION
 Common shareholders' equity                     $138,604      $4,277      $366,119      ($818,264)     $352,130
 Pref. stock without sinking fund requirements          0           0             0              0             0
 Long-term debt                                         0           0             0              0       529,741
    Total capitalization                          138,604       4,277       366,119       (818,264)      881,871

CURRENT LIABILITIES
 Short-term debt                                        0           0             0              0        94,283
 Cur. matur. of long-term debt & pref. stock            0           0             0              0        18,000
 Accounts payable                                   2,351           0             0              0        23,839
 Customers' deposits                                   69           0             0              0            69
 Accrued interest and taxes                           751           0           192            (94)        5,569
 Other                                                  0           0            32        (85,489)      110,616
    Total current liabilities                       3,171           0           224        (85,583)      252,376

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 32,383         (74)            0         (1,785)      362,715
 Deferred regulatory credit - income taxes              0           0             0              0             0
 Unamortized investment tax credits                     0           0             0              0             0
 Storm and property insurance reserve                   0           0             0              0             0
 Other                                                  0           0             0         (6,194)      106,000
    Total other liabilities & deferred credits     32,383         (74)            0         (7,979)      468,715

TOTAL CAPITALIZATION AND LIABILITIES             $174,158      $4,203      $366,343      ($911,826)   $1,602,962

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                    13
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                              Turner Foods        FPL         HJT & LCR       Adjusting     FPL Group
                                              Corporation      Holdings        Holdings        & Elim.      Capital Inc
INCOME STATEMENT                              Consolidated        Inc        Consolidated      Entries      Consolidated
OPERATING REVENUES                              $36,046            $0              $0               $0       $236,966

OPERATING EXPENSES
 Fuel, purchased power & interchange                  0             0               0                0         59,195
 Other operations and maintenance                31,851             0              15                0         97,977
 Depreciation & amortization                      5,315             0               0                0         27,373
 Taxes other than income taxes                        0             0               0                0          1,801
    Total operating expenses                     37,166             0              15                0        186,346
OPERATING INCOME                                 (1,120)            0             (15)               0         50,620

OTHER INCOME (DEDUCTIONS):
 Interest charges                                     0             0               0              416        (64,795)
 Preferred stock dividends - FPL                      0             0               0                0              0
 Other-net                                        1,221         4,100          33,738          (41,173)        37,925
    Total other deductions - net                  1,221         4,100          33,738          (40,757)       (26,870)

INCOME BEFORE INCOME TAXES                          101         4,100          33,723          (40,757)        23,750

INCOME TAXES                                         89             0          11,803                0         (3,522)

NET INCOME (LOSS)                                    12         4,100          21,920          (40,757)        27,272
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR      11,879          (674)            768           26,315       (905,712)
DEDUCT:
 Dividends                                            0             0               0                0              0
 Other                                                0             0               0                0            (31)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      $11,891        $3,426         $22,688         ($14,442)     ($878,409)

ALANDCO INC. AND SUBSIDIARIES                                                                             14
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                               Alandco/                 Adjusting
                                                 Alandco,      Cascade,     Alandco      & Elim.      Alandco Inc.
ASSETS                                             Inc.          Inc.       I, Inc.      Entries      Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0       $2,524          $0            $0        $2,524
 Nuclear fuel under capital lease                       0            0           0             0             0
 Construction work in progress                          0            0           0             0             0
 Less accumulated depr. & amort.                        0            0           0             0             0
    Total property, plant and eqpt. - net               0        2,524           0             0         2,524

CURRENT ASSETS
 Cash and cash equivalents                         (3,954)       3,902           0             0           (52)
 Customer receivables - net                             0            0           0             0             0
 Materials, supplies & fossil fuel inventory            0            0           0             0             0
 Deferred clause expenses                               0            0           0             0             0
 Other                                              1,524        2,761      (1,081)            0         3,204
    Total current assets                           (2,430)       6,663      (1,081)            0         3,152

OTHER ASSETS:
 Special use funds of FPL                               0            0           0             0             0
 Other investments                                 28,853        1,366           0       (28,853)        1,366
 Other                                             (1,932)       2,298         714             0         1,080
    Total other assets                             26,921        3,664         714       (28,853)        2,446

    TOTAL ASSETS                                  $24,491      $12,851       ($367)     ($28,853)       $8,122

CAPITALIZATION
 Common shareholders' equity                      $24,491      $12,032       ($367)     ($28,853)       $7,303
 Pref. stock without sinking fund requirements          0            0           0             0             0
 Long-term debt                                         0            0           0             0             0
    Total capitalization                           24,491       12,032        (367)      (28,853)        7,303

CURRENT LIABILITIES
 Short-term debt                                        0            0           0             0             0
 Cur. matur. of long-term debt & pref. stock            0            0           0             0             0
 Accounts payable                                       0          768           0             0           768
 Customers' deposits                                    0            0           0             0             0
 Accrued interest and taxes                             0            0           0             0             0
 Other                                                  0           22           0             0            22
    Total current liabilities                           0          790           0             0           790

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0             0             0
 Deferred regulatory credit - income taxes              0            0           0             0             0
 Unamortized investment tax credits                     0            0           0             0             0
 Storm and property insurance reserve                   0            0           0             0             0
 Other                                                  0           29           0             0            29
    Total other liabilities & deferred credits          0           29           0             0            29

TOTAL CAPITALIZATION AND LIABILITIES              $24,491      $12,851       ($367)     ($28,853)       $8,122

ALANDCO INC. AND SUBSIDIARIES                                                                             15
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                               Alandco/                 Adjusting
                                                 Alandco,      Cascade,     Alandco      & Elim.      Alandco Inc.
INCOME STATEMENT                                   Inc.          Inc.       I, Inc.      Entries      Consolidated
OPERATING REVENUES                                    $0            $16          $0           $0            $16

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0              0           0            0              0
 Other operations and maintenance                      0            536           0            0            536
 Depreciation & amortization                           0              5           0            0              5
 Taxes other than income taxes                         0            102           0            0            102
    Total operating expenses                           0            643           0            0            643
OPERATING INCOME                                       0           (627)          0            0           (627)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0              0           0            0              0
 Preferred stock dividends - FPL                       0              0           0            0              0
 Other-net                                         1,858         (1,464)          0        1,224          1,618
    Total other deductions - net                   1,858         (1,464)          0        1,224          1,618

INCOME BEFORE INCOME TAXES                         1,858         (2,091)          0        1,224            991

INCOME TAXES                                       1,189           (867)          0            0            322

NET INCOME (LOSS)                                    669         (1,224)          0        1,224            669
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (6,799)       (18,899)      2,014       16,885         (6,799)
DEDUCT:
 Dividends                                             0              0           0            0              0
 Other                                                 0              0           0            0              0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($6,130)      ($20,123)     $2,014      $18,109        ($6,130)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       16
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997                                                                           ESI
Thousands of Dollars                                                       CH Oremesa    Geothermal
                                                                             Inc./        Inc., and
                                                   ESI          FPL            CH           ESI           ESI          ESI
                                                 Energy,    Investments      Ormesa      Geothermal    Ebensburg,     Sierra,
ASSETS                                             Inc.         Inc         LP, Inc.      II, Inc.        Inc.         Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property       $1,286           $0          $0             $0            $0            $0
 Nuclear fuel under capital lease                       0            0           0              0             0             0
 Construction work in progress                          0            0           0              0             0             0
 Less accumulated depr. & amort.                     (545)           0           0              0             0             0
    Total property, plant and eqpt. - net             741            0           0              0             0             0

CURRENT ASSETS
 Cash and cash equivalents                         (1,346)           0           0              0             0             0
 Customer receivables - net                             3            0           0              0             0             0
 Materials, supplies & fossil fuel inventory            0            0           0              0             0             0
 Deferred clause expenses                               0            0           0              0             0             0
 Other                                             54,536       71,064      (2,306)       (22,792)        5,166         1,730
    Total current assets                           53,193       71,064      (2,306)       (22,792)        5,166         1,730

OTHER ASSETS:
 Special use funds of FPL                               0            0           0              0             0             0
 Other investments                                187,116      143,589       4,119          9,377           950         4,950
 Other                                              1,702            0           0              0             0             0
    Total other assets                            188,818      143,589       4,119          9,377           950         4,950

    TOTAL ASSETS                                 $242,752     $214,653      $1,813       ($13,415)       $6,116        $6,680

CAPITALIZATION
 Common shareholders' equity                     $125,981      $53,521      $3,846       ($16,826)     ($10,725)       $4,070
 Pref. stock without sinking fund requirements          0            0           0              0             0             0
 Long-term debt                                       500            0           0              0         6,678             0
    Total capitalization                          126,481       53,521       3,846        (16,826)       (4,047)        4,070

CURRENT LIABILITIES
 Short-term debt                                        0            0           0              0             0             0
 Cur. matur. of long-term debt & pref. stock          600            0           0              0             0             0
 Accounts payable                                   1,875            0           0              0             0             0
 Customers' deposits                                    0            0           0              0             0             0
 Accrued interest and taxes                             0            0           0              0             0             0
 Other                                            133,392        4,854         472            127         3,922            59
    Total current liabilities                     135,867        4,854         472            127         3,922            59

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                (19,891)     156,278      (2,505)         3,284         6,241         2,551
 Deferred regulatory credit - income taxes              0            0           0              0             0             0
 Unamortized investment tax credits                     0            0           0              0             0             0
 Storm and property insurance reserve                   0            0           0              0             0             0
 Other                                                295            0           0              0             0             0
    Total other liabilities & deferred credits    (19,596)     156,278      (2,505)         3,284         6,241         2,551

TOTAL CAPITALIZATION AND LIABILITIES             $242,752     $214,653      $1,813       ($13,415)       $6,116        $6,680

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       17
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997                                                                           ESI
Thousands of Dollars                                                       CH Oremesa    Geothermal
                                                                             Inc./       Inc., and
                                                   ESI          FPL           CH            ESI           ESI          ESI
                                                 Energy,    Investments      Ormesa      Geothermal    Ebensburg,     Sierra,
INCOME STATEMENT                                   Inc.         Inc         LP, Inc.      II, Inc.        Inc.         Inc.
OPERATING REVENUES                                   $349           $0        $203          $200           $0             $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0             0            0              0
 Other operations and maintenance                  10,852            5         126            22           12              9
 Depreciation & amortization                          219            0           0             0            0              0
 Taxes other than income taxes                        154            0           1             1            0              1
    Total operating expenses                       11,225            5         127            23           12             10
OPERATING INCOME                                  (10,876)          (5)         76           177          (12)           (10)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0             0         (799)             0
 Preferred stock dividends - FPL                        0            0           0             0            0              0
 Other-net                                         33,272          908           0             0            0              0
    Total other deductions - net                   33,272          908           0             0         (799)             0

INCOME BEFORE INCOME TAXES                         22,396          903          76           177         (811)           (10)

INCOME TAXES                                          943          457        (202)         (247)        (277)           (67)

NET INCOME (LOSS)                                  21,453          446         278           424         (534)            57
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR             0        2,291       1,725        15,269          362          2,870
DEDUCT:
 Dividends                                              0            0           0             0            0              0
 Other                                                  0            0           0             0            0              0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $21,453       $2,737      $2,003       $15,693        ($172)        $2,927

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       18
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars                                                                   CH POSDEF,                       ESI
                                                                                          Inc./                    Antilles, Inc./
                                                  ESI           ESI          ESI           CH            ESI            ESI
                                              Kern Front,   Double "C",    Victory,    POSDEF LP,    San Emidio,   Antilles LP,
ASSETS                                            Inc.         Inc.          Inc.         Inc.          Inc.            Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0            0           0            0            0             0
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel inventory            0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                              6,746        5,181         833      (13,249)          55        12,059
    Total current assets                            6,746        5,181         833      (13,249)          55        12,059

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                  2,946        5,638       7,670       22,107            0             0
 Other                                                  0            0           0            0            0             0
    Total other assets                              2,946        5,638       7,670       22,107            0             0

    TOTAL ASSETS                                   $9,692      $10,819      $8,503       $8,858          $55       $12,059

CAPITALIZATION
 Common shareholders' equity                       $7,068       $6,989      $4,885      $20,771        ($102)      $11,946
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Long-term debt                                         0            0           0            0            0             0
    Total capitalization                            7,068        6,989       4,885       20,771         (102)       11,946

CURRENT LIABILITIES
 Short-term debt                                        0            0           0            0            0             0
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Other                                                 61           56          53          416          157           113
    Total current liabilities                          61           56          53          416          157           113

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                  2,563        3,774       3,565      (12,329)           0             0
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits      2,563        3,774       3,565      (12,329)           0             0

TOTAL CAPITALIZATION AND LIABILITIES               $9,692      $10,819      $8,503       $8,858          $55       $12,059

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       19
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997                                                                                                       ESI
Thousands of Dollars                                                                      CH POSDEF,                  Antilles,
                                                                                             Inc./                      Inc./
                                                     ESI           ESI          ESI           CH           ESI          ESI
                                                 Kern Front,    Double "C",    Victory,    POSDEF LP,   San Emidio,   Antilles
INCOME STATEMENT                                     Inc.         Inc.          Inc.         Inc.          Inc.       LP, Inc.
OPERATING REVENUES                                     $0           $0             $0        $510           $0             $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0              0           0            0              0
 Other operations and maintenance                      11            9             23         120            1              0
 Depreciation & amortization                            0            0              0           0            0              0
 Taxes other than income taxes                          1            1              0           1            0              0
    Total operating expenses                           12           10             23         121            1              0
OPERATING INCOME                                      (12)         (10)           (23)        389           (1)             0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0              0           0            0              0
 Preferred stock dividends - FPL                        0            0              0           0            0              0
 Other-net                                              0            0          3,184           0            0              0
    Total other deductions - net                        0            0          3,184           0            0              0

INCOME BEFORE INCOME TAXES                            (12)         (10)         3,161         389           (1)             0

INCOME TAXES                                          (30)         (39)         1,063        (547)           0              0

NET INCOME (LOSS)                                      18           29          2,098         936           (1)             0
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         2,079        1,934          5,818       2,196         (101)        (3,632)
DEDUCT:
 Dividends                                              0            0              0           0            0              0
 Other                                                  0            0              0           0            0              0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $2,097       $1,963         $7,916      $3,132        ($102)       ($3,632)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       20
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997                                                                           ESI                    ESI Dixie
Thousands of Dollars                                                                     Bay Area,                  Valley,
                                                                                           Inc./                     Inc./
                                                    ESI        Hyperion       ESI           ESI          ESI       ESI Dixie
                                                Pittsylvania     VIII,    SEMASS Corp.   Bay Area    Jonesboro,      Valley
ASSETS                                              Inc.         Inc.       LP, Inc.     GP, Inc.       Inc.        LP, Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0          $67          $0           $0           $0             $0
 Nuclear fuel under capital lease                       0            0           0            0            0              0
 Construction work in progress                          0            0           0            0            0              0
 Less accumulated depr. & amort.                        0            0           0            0            0              0
    Total property, plant and eqpt. - net               0           67           0            0            0              0

CURRENT ASSETS
 Cash and cash equivalents                              0        3,679           0            0            0              0
 Customer receivables - net                             0          785           0            0            0              0
 Materials, supplies & fossil fuel inventory            0          205           0            0            0              0
 Deferred clause expenses                               0            0           0            0            0              0
 Other                                                412        5,732      (1,431)      15,918       (6,426)       (11,548)
    Total current assets                              412       10,401      (1,431)      15,918       (6,426)       (11,548)

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0              0
 Other investments                                    (52)         500           0       27,175            0              0
 Other                                                  0       79,133           0            0            0              0
    Total other assets                                (52)      79,633           0       27,175            0              0

    TOTAL ASSETS                                     $360      $90,101     ($1,431)     $43,093      ($6,426)      ($11,548)

CAPITALIZATION
 Common shareholders' equity                        ($169)     ($6,377)    ($1,760)     $24,868      ($6,495)      ($11,711)
 Pref. stock without sinking fund requirements          0            0           0            0            0              0
 Long-term debt                                         0       66,993           0            0            0              0
    Total capitalization                             (169)      60,616      (1,760)      24,868       (6,495)       (11,711)

CURRENT LIABILITIES
 Short-term debt                                        0            0           0            0            0              0
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0              0
 Accounts payable                                       0          499           0            0            0              0
 Customers' deposits                                    0            0           0            0            0              0
 Accrued interest and taxes                             0        1,240           0            0            0              0
 Other                                                523        4,552         329          503          116            163
    Total current liabilities                         523        6,291         329          503          116            163

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      6       23,142           0       17,722          (47)             0
 Deferred regulatory credit - income taxes              0            0           0            0            0              0
 Unamortized investment tax credits                     0            0           0            0            0              0
 Storm and property insurance reserve                   0            0           0            0            0              0
 Other                                                  0           52           0            0            0              0
    Total other liabilities & deferred credits          6       23,194           0       17,722          (47)             0

TOTAL CAPITALIZATION AND LIABILITIES                 $360      $90,101     ($1,431)     $43,093      ($6,426)      ($11,548)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       21
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997                                                                           ESI                    ESI Dixie
Thousands of Dollars                                                                     Bay Area,                  Valley,
                                                                                           Inc./                     Inc./
                                                     ESI       Hyperion       ESI          ESI          ESI       ESI Dixie
                                                 Pittsylvania    VIII,    SEMASS Corp.   Bay Area    Jonesboro,     Valley
INCOME STATEMENT                                     Inc.        Inc.       LP, Inc.     GP, Inc.       Inc.        LP, Inc.
OPERATING REVENUES                                   $400      $20,174          $0         $250           $0           $72

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0        1,790           0            0            0             0
 Other operations and maintenance                     114        3,445           5          201            3            29
 Depreciation & amortization                            0        1,979           0            0            0             0
 Taxes other than income taxes                          0           62           0            1            1             1
    Total operating expenses                          114        7,276           5          202            4            30
OPERATING INCOME                                      286       12,898          (5)          48           (4)           42

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0       (4,831)          0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                             38           30           0           36           39             0
    Total other deductions - net                       38       (4,801)          0           36           39             0

INCOME BEFORE INCOME TAXES                            324        8,097          (5)          84           35            42

INCOME TAXES                                          116        1,482         275          (78)         181            15

NET INCOME (LOSS)                                     208        6,615        (280)         162         (146)           27
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR           948       (9,283)       (275)       6,649        8,582        21,421
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $1,156      ($2,668)      ($555)      $6,811       $8,436       $21,448

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       22
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                                                                      Harper
                                                 ESI West        ESI         MES        ESI Sky        Lake        Hyperion
                                                 Enfield,    Multitrade   Financial     River,      Operations,      IX,
ASSETS                                             Inc.       LP, Inc.       Corp        Inc.          Inc.          Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0           $0          $0           $0           $0           $62
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0            62

CURRENT ASSETS
 Cash and cash equivalents                              0            0          13            0            0        14,384
 Customer receivables - net                             0            0           0            0            0         1,705
 Materials, supplies & fossil fuel inventory            0            0           0            0            0           142
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                             (6,655)      (3,201)     (3,342)      14,905          526        10,018
    Total current assets                           (6,655)      (3,201)     (3,329)      14,905          526        26,249

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                      0       (2,026)     28,627        5,011            0            16
 Other                                                  0            0           0            0            0       102,975
    Total other assets                                  0       (2,026)     28,627        5,011            0       102,991

    TOTAL ASSETS                                  ($6,655)     ($5,227)    $25,298      $19,916         $526      $129,302

CAPITALIZATION
 Common shareholders' equity                      ($6,735)     ($5,503)    $30,570      ($2,394)        $202      ($91,501)
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Long-term debt                                         0            0           0            0            0       183,162
    Total capitalization                           (6,735)      (5,503)     30,570       (2,394)         202        91,661

CURRENT LIABILITIES
 Short-term debt                                        0            0           0            0            0             0
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0         1,017
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0         3,155
 Other                                                119           51         (76)          98          324         1,110
    Total current liabilities                         119           51         (76)          98          324         5,282

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                    (39)         225      (5,196)      22,212            0        32,305
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0            54
    Total other liabilities & deferred credits        (39)         225      (5,196)      22,212            0        32,359

TOTAL CAPITALIZATION AND LIABILITIES              ($6,655)     ($5,227)    $25,298      $19,916         $526      $129,302

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       23
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                                                                      Harper
                                                 ESI West        ESI          MES        ESI Sky        Lake        Hyperion
                                                 Enfield,    Multitrade    Financial     River,      Operations,      IX,
INCOME STATEMENT                                   Inc.       LP, Inc.        Corp        Inc.          Inc.          Inc.
OPERATING REVENUES                                     $0           $0          $0           $0         $218       $22,624

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0         1,772
 Other operations and maintenance                       7            5          16           44          128         4,049
 Depreciation & amortization                            0            0           0            0            0         2,224
 Taxes other than income taxes                          1            0           1            2            0            68
    Total operating expenses                            8            5          17           46          128         8,113
OPERATING INCOME                                       (8)          (5)        (17)         (46)          90        14,511

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0        (7,025)
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                             50        1,382       4,533        9,543            0            16
    Total other deductions - net                       50        1,382       4,533        9,543            0        (7,009)

INCOME BEFORE INCOME TAXES                             42        1,377       4,516        9,497           90         7,502

INCOME TAXES                                           87          620      (2,327)       3,159           32        (2,039)

NET INCOME (LOSS)                                     (45)         757       6,843        6,338           58         9,541
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         9,125        6,614       7,368       12,723          144       (10,713)
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $9,080       $7,371     $14,211      $19,061         $202       ($1,172)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       24
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                                              ESI                                     ESI
                                                   ESI       ESI Brady     California      ESI        ESI WTE      Montgomery
                                                  Brady,   Power Service   Holdings,    Steamboat,  Development,    County,
ASSETS                                             Inc.        Inc.           Inc.         Inc.         Inc.          Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0       $0             $0           $0           $0            $0
 Nuclear fuel under capital lease                       0        0              0            0            0             0
 Construction work in progress                          0        0              0            0            0             0
 Less accumulated depr. & amort.                        0        0              0            0            0             0
    Total property, plant and eqpt. - net               0        0              0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0        0              0            0            0             0
 Customer receivables - net                             0        0              0            0            0             0
 Materials, supplies & fossil fuel inventory            0        0              0            0            0             0
 Deferred clause expenses                               0        0              0            0            0             0
 Other                                             (1,217)       0          4,168           15           63        48,437
    Total current assets                           (1,217)       0          4,168           15           63        48,437

OTHER ASSETS:
 Special use funds of FPL                               0        0              0            0            0             0
 Other investments                                 (3,108)       0              0            0            0        29,562
 Other                                                  0        0              0            0            0             0
    Total other assets                             (3,108)       0              0            0            0        29,562

    TOTAL ASSETS                                  ($4,325)      $0         $4,168          $15          $63       $77,999

CAPITALIZATION
 Common shareholders' equity                         $450       $0         $4,062          $61          $62       ($1,177)
 Pref. stock without sinking fund requirements          0        0              0            0            0             0
 Long-term debt                                         0        0              0            0            0        12,005
    Total capitalization                              450        0          4,062           61           62        10,828

CURRENT LIABILITIES
 Short-term debt                                        0        0              0            0            0             0
 Cur. matur. of long-term debt & pref. stock            0        0              0            0            0             0
 Accounts payable                                       0        0              0            0            0             0
 Customers' deposits                                    0        0              0            0            0             0
 Accrued interest and taxes                             0        0              0            0            0             0
 Other                                                686        0            106          (46)           1        19,130
    Total current liabilities                         686        0            106          (46)           1        19,130

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 (5,461)       0              0            0            0        48,041
 Deferred regulatory credit - income taxes              0        0              0            0            0             0
 Unamortized investment tax credits                     0        0              0            0            0             0
 Storm and property insurance reserve                   0        0              0            0            0             0
 Other                                                  0        0              0            0            0             0
    Total other liabilities & deferred credits     (5,461)       0              0            0            0        48,041

TOTAL CAPITALIZATION AND LIABILITIES              ($4,325)      $0         $4,168          $15          $63       $77,999

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       25
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                                               ESI                                      ESI
                                                   ESI        ESI Brady     California       ESI         ESI WTE     Montgomery
                                                  Brady,    Power Service   Holdings,     Steamboat,   Development,    County,
INCOME STATEMENT                                   Inc.         Inc.           Inc.          Inc.         Inc.          Inc.
OPERATING REVENUES                                     $0        $0           $0            $17            $0              $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0         0            0              0             0               0
 Other operations and maintenance                     131         0          101            (86)            1               1
 Depreciation & amortization                            0         0            0              0             0               0
 Taxes other than income taxes                          0         0            0              0             0               0
    Total operating expenses                          131         0          101            (86)            1               1
OPERATING INCOME                                     (131)        0         (101)           103            (1)             (1)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0         0            0              0             0          (1,043)
 Preferred stock dividends - FPL                        0         0            0              0             0               0
 Other-net                                         (1,034)        0            0              0             0               0
    Total other deductions - net                   (1,034)        0            0              0             0          (1,043)

INCOME BEFORE INCOME TAXES                         (1,165)        0         (101)           103            (1)         (1,044)

INCOME TAXES                                         (432)        0          (34)            36           (23)            (78)

NET INCOME (LOSS)                                    (733)        0          (67)            67            22            (966)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        (6,089)     (116)         131             (6)        3,149         (13,067)
DEDUCT:
 Dividends                                              0         0            0              0             0               0
 Other                                                  0         0            0              0             0               0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        ($6,822)    ($116)         $64            $61        $3,171        ($14,033)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       26
CONSOLIDATING BALANCE SHEET                                    ESI        ESI Cherokee GP, Inc./
DECEMBER 31, 1997                                            Doswell      ESI Cherokee LP, Inc./                    ESI
Thousands of Dollars                                          Inc./       ESI Cherokee                           Calistoga
                                                           ESI Doswell    Holdings, Inc./              ESI       LP, Inc./
                                                  ESI       GP, Inc./     ESI Cherokee MGP, Inc./   Operating       ESI
                                                  LP,      ESI Doswell    Cherokee County            Services,    Calistoga
ASSETS                                            Inc.     GP II, Inc.    Cogeneration Corp.           Inc.       GP, Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0     $411,020            $0                     $7           $0
 Nuclear fuel under capital lease                       0            0             0                      0            0
 Construction work in progress                          0            0        69,875                      0            0
 Less accumulated depr. & amort.                        0      (67,101)            0                      0            0
    Total property, plant and eqpt. - net               0      343,919        69,875                      7            0

CURRENT ASSETS
 Cash and cash equivalents                              0        5,249         1,221                    873            0
 Customer receivables - net                             0       21,767         2,924                      0            0
 Materials, supplies & fossil fuel inventory            0       35,948             0                      0            0
 Deferred clause expenses                               0            0             0                      0            0
 Other                                             (1,302)      16,194           (71)                 2,142          189
    Total current assets                           (1,302)      79,158         4,074                  3,015          189

OTHER ASSETS:
 Special use funds of FPL                               0            0             0                      0            0
 Other investments                                 (3,108)           0             0                      0        9,845
 Other                                                  0       65,102         6,620                  1,344            0
    Total other assets                             (3,108)      65,102         6,620                  1,344        9,845

    TOTAL ASSETS                                  ($4,410)    $488,179       $80,569                 $4,366      $10,034

CAPITALIZATION
 Common shareholders' equity                       $1,051      $75,680        $1,879                 $2,323       $9,115
 Pref. stock without sinking fund requirements          0            0             0                      0            0
 Long-term debt                                         0      315,500        72,000                      0            0
    Total capitalization                            1,051      391,180        73,879                  2,323        9,115

CURRENT LIABILITIES
 Short-term debt                                        0       36,283             0                      0            0
 Cur. matur. of long-term debt & pref. stock            0       18,000             0                      0            0
 Accounts payable                                       0       12,297         1,767                    190            0
 Customers' deposits                                    0            0             0                      0            0
 Accrued interest and taxes                             0        3,181             0                      0            0
 Other                                                  0       13,938         4,923                  1,839          175
    Total current liabilities                           0       83,699         6,690                  2,029          175

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 (5,461)      13,300             0                     14          744
 Deferred regulatory credit - income taxes              0            0             0                      0            0
 Unamortized investment tax credits                     0            0             0                      0            0
 Storm and property insurance reserve                   0            0             0                      0            0
 Other                                                  0            0             0                      0            0
    Total other liabilities & deferred credits     (5,461)      13,300             0                     14          744

TOTAL CAPITALIZATION AND LIABILITIES              ($4,410)    $488,179       $80,569                 $4,366      $10,034

ESI ENERGY, INC. AND SUBSIDIARIES                                                                         27
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS                                                            ESI Cherokee GP, Inc./
DECEMBER 31, 1997                                           ESI Doswell      ESI Cherokee LP, Inc./                    ESI
Thousands of Dollars                                           Inc./         ESI Cherokee                           Calistoga
                                                            ESI Doswell      Holdings, Inc./              ESI       LP, Inc./
                                                  ESI        GP, Inc./       ESI Cherokee MGP, Inc./   Operating       ESI
                                                  LP,       ESI Doswell      Cherokee County           Services,    Calistoga
INCOME STATEMENT                                  Inc.      GP II, Inc.      Cogeneration Corp.          Inc.       GP, Inc.
OPERATING REVENUES                                     $0      $137,629        $1,530                    $1,163         $325

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0        55,633             0                         0            0
 Other operations and maintenance                       0        16,335         1,341                       625          175
 Depreciation & amortization                            0        16,930             0                        82            0
 Taxes other than income taxes                          0         1,343             4                         3            0
    Total operating expenses                            0        90,241         1,345                       710          175
OPERATING INCOME                                        0        47,388           185                       453          150

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0       (47,300)            0                         0            0
 Preferred stock dividends - FPL                        0             0             0                         0            0
 Other-net                                         (1,034)        4,384             0                         0        2,360
    Total other deductions - net                   (1,034)      (42,916)            0                         0        2,360

INCOME BEFORE INCOME TAXES                         (1,034)        4,472           185                       453        2,510

INCOME TAXES                                         (380)        4,174            71                       165          879

NET INCOME (LOSS)                                    (654)          298           114                       288        1,631
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        (3,749)       17,776             0                         0            0
DEDUCT:
 Dividends                                              0             0             0                         0            0
 Other                                                  0             0             0                         0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        ($4,403)      $18,074          $114                      $288       $1,631

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       28
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997                                                ESI          ESI
Thousands of Dollars                                          Vansycle     Silverado                                    ESI
                                                              GP, Inc./   Delaware, LLC/    Harper       Harper         Lake
                                                    ESI          ESI          ESI            Lake         Lake         Benton
                                                  Mojave,     Vansycle     Silverado     Acquistions,   Holdings,    Holdings,
ASSETS                                              Inc.      LP, Inc.    Holding, LLC       Inc.         Inc.          Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0           $0        $380           $0              $0            $0
 Nuclear fuel under capital lease                       0            0           0            0               0             0
 Construction work in progress                          0        3,119           0            0               0             0
 Less accumulated depr. & amort.                        0            0           0            0               0             0
    Total property, plant and eqpt. - net               0        3,119         380            0               0             0

CURRENT ASSETS
 Cash and cash equivalents                              0            0          36            0               0             0
 Customer receivables - net                             0            0           0            0               0             0
 Materials, supplies & fossil fuel inventory            0            0           0        2,100               0             0
 Deferred clause expenses                               0            0           0            0               0             0
 Other                                                (13)         101      (2,959)          13          (3,881)            9
    Total current assets                              (13)         101      (2,923)       2,113          (3,881)            9

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0               0             0
 Other investments                                    180            0           0            0               0             0
 Other                                                  0          508         680            0               0             0
    Total other assets                                180          508         680            0               0             0

    TOTAL ASSETS                                     $167       $3,728     ($1,863)      $2,113         ($3,881)           $9

CAPITALIZATION
 Common shareholders' equity                         $160       $3,428      $2,025         ($24)        ($4,252)         ($17)
 Pref. stock without sinking fund requirements          0            0           0            0               0             0
 Long-term debt                                         0            0      10,000            0               0             0
    Total capitalization                              160        3,428      12,025          (24)         (4,252)          (17)

CURRENT LIABILITIES
 Short-term debt                                        0            0           0            0               0             0
 Cur. matur. of long-term debt & pref. stock            0            0           0            0               0             0
 Accounts payable                                       0            0           0            0               0             0
 Customers' deposits                                    0            0           0            0               0             0
 Accrued interest and taxes                             0            0        (306)           0               0             0
 Other                                                 15          300         226        2,137             371            26
    Total current liabilities                          15          300         (80)       2,137             371            26

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                     (8)           0     (29,793)           0               0             0
 Deferred regulatory credit - income taxes              0            0           0            0               0             0
 Unamortized investment tax credits                     0            0           0            0               0             0
 Storm and property insurance reserve                   0            0           0            0               0             0
 Other                                                  0            0      15,985            0               0             0
    Total other liabilities & deferred credits         (8)           0     (13,808)           0               0             0

TOTAL CAPITALIZATION AND LIABILITIES                 $167       $3,728     ($1,863)      $2,113         ($3,881)           $9

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       29
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997                                               ESI
Thousands of Dollars                                          Vansycle                                                     ESI
                                                              GP, Inc./    ESI Silverado                     Harper        Lake
                                                   ESI          ESI        Delaware, LLC/    Harper Lake     Lake         Benton
                                                  Mojave,     Vansycle     ESI Silverado     Acquistions,   Holdings,    Holdings,
INCOME STATEMENT                                   Inc.       LP, Inc.     Holding, LLC          Inc.         Inc.         Inc.
OPERATING REVENUES                                  $0           $0         $2,542               $0             $0         $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                 0            0              0                0              0          0
 Other operations and maintenance                   15          297          1,477               37            371         26
 Depreciation & amortization                         0            0             31                0              0          0
 Taxes other than income taxes                       0            3             28                0              0          0
    Total operating expenses                        15          300          1,536               37            371         26
OPERATING INCOME                                   (15)        (300)         1,006              (37)          (371)       (26)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                    0            0              0                0              0          0
 Preferred stock dividends - FPL                     0            0              0                0              0          0
 Other-net                                          26            9            751                0         11,459          0
    Total other deductions - net                    26            9            751                0         11,459          0

INCOME BEFORE INCOME TAXES                          11         (291)         1,757              (37)        11,088        (26)

INCOME TAXES                                         4         (102)         1,514              (13)         3,882         (9)

NET INCOME (LOSS)                                    7         (189)           243              (24)         7,206        (17)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR          0            0              0                0              0          0
DEDUCT:
 Dividends                                           0            0              0                0              0          0
 Other                                               0            0              0                0              0          0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR          $7        ($189)          $243             ($24)        $7,206       ($17)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                             30
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars                                                                        ESI
                                                     ESI       Northern      Sullivan     Virginia
                                                    Ormesa       Cross        Street       Power       Adjusting        ESI
                                                   Holdings,  Investments,  Investments,   Services,    & Elim.     Energy, Inc.
ASSETS                                               Inc.        Inc.          Inc.         Inc.        Entries     Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0           $0            $0           $0             $0      $412,822
 Nuclear fuel under capital lease                       0            0             0            0              0             0
 Construction work in progress                          0            0             0            0              0        72,994
 Less accumulated depr. & amort.                        0            0             0            0              0       (67,646)
    Total property, plant and eqpt. - net               0            0             0            0              0       418,170

CURRENT ASSETS
 Cash and cash equivalents                              0            0             0            0              0        24,109
 Customer receivables - net                             0            0             0            0              0        27,184
 Materials, supplies & fossil fuel inventory            0            0             0            0              0        38,395
 Deferred clause expenses                               0            0             0            0              0             0
 Other                                                  0       68,173       186,148            0       (425,810)       24,330
    Total current assets                                0       68,173       186,148            0       (425,810)      114,018

OTHER ASSETS:
 Special use funds of FPL                               0            0             0            0              0             0
 Other investments                                      0            5             5            0       (250,716)      230,378
 Other                                                563            0             0            0              0       258,627
    Total other assets                                563            5             5            0       (250,716)      489,005

    TOTAL ASSETS                                     $563      $68,178      $186,153           $0      ($676,526)   $1,021,193

CAPITALIZATION
 Common shareholders' equity                         $563      $68,178      $181,153           $0      ($235,532)     $243,607
 Pref. stock without sinking fund requirements          0            0             0            0              0             0
 Long-term debt                                         0            0             0            0       (265,338)      401,500
    Total capitalization                              563       68,178       181,153            0       (500,870)      645,107

CURRENT LIABILITIES
 Short-term debt                                        0            0             0            0              0        36,283
 Cur. matur. of long-term debt & pref. stock            0            0             0            0           (600)       18,000
 Accounts payable                                       0            0             0            0              0        17,645
 Customers' deposits                                    0            0             0            0              0             0
 Accrued interest and taxes                             0            0             0            0         (4,394)        2,876
 Other                                                  0            0             0            0       (170,662)       24,659
    Total current liabilities                           0            0             0            0       (175,656)       99,463

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0             0            0              0       255,237
 Deferred regulatory credit - income taxes              0            0             0            0              0             0
 Unamortized investment tax credits                     0            0             0            0              0             0
 Storm and property insurance reserve                   0            0             0            0              0             0
 Other                                                  0            0         5,000            0              0        21,386
    Total other liabilities & deferred credits          0            0         5,000            0              0       276,623

TOTAL CAPITALIZATION AND LIABILITIES                 $563      $68,178      $186,153           $0      ($676,526)   $1,021,193

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       31
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars                                                                     ESI
                                                  ESI       Northern      Sullivan     Virginia
                                                 Ormesa       Cross        Street        Power      Adjusting       ESI
                                               Holdings,  Investments,  Investments,   Services,     & Elim.    Energy, Inc.
INCOME STATEMENT                                  Inc.        Inc.          Inc.         Inc.        Entries    Consolidated
OPERATING REVENUES                               $0           $0          $0             $0            ($436)     $187,770

OPERATING EXPENSES
 Fuel, purchased power & interchange              0            0           0              0                0        59,195
 Other operations and maintenance                 0            0           0              0             (436)       39,647
 Depreciation & amortization                      0            0           0              0                0        21,465
 Taxes other than income taxes                    0            0           0              0                0         1,678
    Total operating expenses                      0            0           0              0             (436)      121,985
OPERATING INCOME                                  0            0           0              0                0        65,785

OTHER INCOME (DEDUCTIONS):
 Interest charges                                 0            0           0              0           11,846       (49,152)
 Preferred stock dividends - FPL                  0            0           0              0                0             0
 Other-net                                        0          168         485              0          (53,325)       17,280
    Total other deductions - net                  0          168         485              0          (41,479)      (31,872)

INCOME BEFORE INCOME TAXES                        0          168         485              0          (41,479)       33,913

INCOME TAXES                                      0           59         170              0                0        12,460

NET INCOME (LOSS)                                 0          109         315              0          (41,479)       21,453
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       0            0           0            388          (82,531)            0
DEDUCT:
 Dividends                                        0            0           0              0                0             0
 Other                                            0            0           0              0                0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       $0         $109        $315           $388        ($124,010)      $21,453

FPL GROUP INTERNATIONAL, INC.                                                                                                 32
CONSOLIDATING BALANCE SHEET                                                                        FPL
DECEMBER 31, 1997                                                                             International
Thousands of Dollars                                                                          Holdings II,
                                                                   FPL                            Inc./
                                               FPL Group      International       FPL           Owenreagh    Owenreagh      Werfa
                                              International    Investment     International   Cayman Power    Cayman,     Cayman,
ASSETS                                            Inc.           Company      Holdings, Inc.  Partners, LLC    Inc.         Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property          $64          $0             $0               $0         $8,847         $0
 Nuclear fuel under capital lease                       0           0              0                0              0          0
 Construction work in progress                          0           0              0                0              0          0
 Less accumulated depr. & amort.                       (4)          0              0                0           (314)         0
    Total property, plant and eqpt. - net              60           0              0                0          8,533          0

CURRENT ASSETS
 Cash and cash equivalents                           (864)          0              0                0            922          0
 Customer receivables - net                             4           0              0                0            449          0
 Materials, supplies & fossil fuel inventory            0           0              0                0              0          0
 Deferred clause expenses                               0           0              0                0              0          0
 Other                                              2,144           0              0                0              0          0
    Total current assets                            1,284           0              0                0          1,371          0

OTHER ASSETS:
 Special use funds of FPL                               0           0              0                0              0          0
 Other investments                                 72,047      14,777          4,975                0              0          0
 Other                                             (2,354)          0              0                0          1,125         23
    Total other assets                             69,693      14,777          4,975                0          1,125         23

    TOTAL ASSETS                                  $71,037     $14,777         $4,975               $0        $11,029        $23

CAPITALIZATION
 Common shareholders' equity                      $69,368     $14,777         $4,975               $0        $10,239        $22
 Pref. stock without sinking fund requirements          0           0              0                0              0          0
 Long-term debt                                         0           0              0                0              0          0
    Total capitalization                           69,368      14,777          4,975                0         10,239         22

CURRENT LIABILITIES
 Short-term debt                                        0           0              0                0              0          0
 Cur. matur. of long-term debt & pref. stock            0           0              0                0              0          0
 Accounts payable                                   2,841           0              0                0            154          0
 Customers' deposits                                    0           0              0                0              0          0
 Accrued interest and taxes                             0           0              0                0              0          0
 Other                                              1,024           0              0                0            525          1
    Total current liabilities                       3,865           0              0                0            679          1

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 (2,196)          0              0                0              0          0
 Deferred regulatory credit - income taxes              0           0              0                0              0          0
 Unamortized investment tax credits                     0           0              0                0              0          0
 Storm and property insurance reserve                   0           0              0                0              0          0
 Other                                                  0           0              0                0            111          0
    Total other liabilities & deferred credits     (2,196)          0              0                0            111          0

TOTAL CAPITALIZATION AND LIABILITIES              $71,037     $14,777         $4,975               $0        $11,029        $23

FPL GROUP INTERNATIONAL, INC.                                                                                           33
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS                                                                                FPL
DECEMBER 31, 1997                                                                            International
Thousands of Dollars                                                                         Holdings II,
                                                                   FPL                           Inc./
                                               FPL Group      International     FPL            Owenreagh    Owenreagh     Werfa
                                              International    Investment   International    Cayman Power    Cayman,      Cayman,
INCOME STATEMENT                                  Inc.           Company    Holdings, Inc.   Partners, LLC    Inc.         Inc.
OPERATING REVENUES                                     $0          $0           $0              $0           $1,043          $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0           0            0                0               0           0
 Other operations and maintenance                   7,933           3          (23)               0             241           4
 Depreciation & amortization                            4           0            0                0             399           0
 Taxes other than income taxes                          3           1            1                1               1           1
    Total operating expenses                        7,940           4          (22)               1             641           5
OPERATING INCOME                                   (7,940)         (4)          22               (1)            402          (5)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0           0            0                0               0           0
 Preferred stock dividends - FPL                        0           0            0                0               0           0
 Other-net                                         (4,390)        772          (15)               0            (102)          0
    Total other deductions - net                   (4,390)        772          (15)               0            (102)          0

INCOME BEFORE INCOME TAXES                        (12,330)        768            7               (1)            300          (5)

INCOME TAXES                                       (4,419)          0            0                0               0           0

NET INCOME (LOSS)                                  (7,911)        768            7               (1)            300          (5)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        (4,501)         90          (64)             (35)            (69)       (152)
DEDUCT:
 Dividends                                              0           0            0                0               0           0
 Other                                                  0           0            0                0               0           0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($12,412)       $858         ($57)            ($36)           $231       ($157)

FPL GROUP INTERNATIONAL, INC.                                                                                           34
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                 Mynydd      Crete I     Crete II    Crete III      Faeto      Monte San
                                                 Gordu       Cayman,     Cayman,      Cayman,      Cayman,      Giorgio
ASSETS                                        Cayman, Inc.    Inc.         Inc.        Inc.         Inc.      Cayman, Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property       $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                   0            0           0            0            0             0
 Construction work in progress                      0            0           0            0            0             0
 Less accumulated depr. & amort.                    0            0           0            0            0             0
    Total property, plant and eqpt. - net           0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                          0            0           0            0            0             0
 Customer receivables - net                         0            0           0            0            0             0
 Materials, supplies & fossil fuel inventory        0            0           0            0            0             0
 Deferred clause expenses                           0            0           0            0            0             0
 Other                                              0            0           0            0            0             0
    Total current assets                            0            0           0            0            0             0

OTHER ASSETS:
 Special use funds of FPL                           0            0           0            0            0             0
 Other investments                                  0            0           0            0           32            19
 Other                                              0          478         230          408        1,738           474
    Total other assets                              0          478         230          408        1,770           493

    TOTAL ASSETS                                   $0         $478        $230         $408       $1,770          $493

CAPITALIZATION
 Common shareholders' equity                     ($39)        $375        $227         $401       $1,775          $507
 Pref. stock without sinking fund requirements      0            0           0            0            0             0
 Long-term debt                                     0            0           0            0            0             0
    Total capitalization                          (39)         375         227          401        1,775           507

CURRENT LIABILITIES
 Short-term debt                                    0            0           0            0            0             0
 Cur. matur. of long-term debt & pref. stock        0            0           0            0            0             0
 Accounts payable                                   0            0           0            0            0             0
 Customers' deposits                                0            0           0            0            0             0
 Accrued interest and taxes                         0            0           0            0            0             0
 Other                                             39          103           3            7           (5)          (14)
    Total current liabilities                      39          103           3            7           (5)          (14)

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                  0            0           0            0            0             0
 Deferred regulatory credit - income taxes          0            0           0            0            0             0
 Unamortized investment tax credits                 0            0           0            0            0             0
 Storm and property insurance reserve               0            0           0            0            0             0
 Other                                              0            0           0            0            0             0
    Total other liabilities & deferred credits      0            0           0            0            0             0

TOTAL CAPITALIZATION AND LIABILITIES               $0         $478        $230         $408       $1,770          $493

FPL GROUP INTERNATIONAL, INC.                                                                                           35
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                 Mynydd        Crete I     Crete II     Crete III     Faeto      Monte San
                                                 Gordu         Cayman,     Cayman,       Cayman,      Cayman,     Giorgio
INCOME STATEMENT                              Cayman, Inc.      Inc.         Inc.         Inc.         Inc.      Cayman, Inc.
OPERATING REVENUES                                     $0           $0          $0           $0           $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                      45            5           2            2            4             4
 Depreciation & amortization                            0            0           0            0            0             0
 Taxes other than income taxes                          1            1           1            1            1             1
    Total operating expenses                           46            6           3            3            5             5
OPERATING INCOME                                      (46)          (6)         (3)          (3)          (5)           (5)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                              0            0           0            0            0             0
    Total other deductions - net                        0            0           0            0            0             0

INCOME BEFORE INCOME TAXES                            (46)          (6)         (3)          (3)          (5)           (5)

INCOME TAXES                                            0            0           0            0            0             0

NET INCOME (LOSS)                                     (46)          (6)         (3)          (3)          (5)           (5)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR          (457)        (692)       (288)        (283)        (199)         (131)
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR          ($503)       ($698)      ($291)       ($286)       ($204)        ($136)

FPL GROUP INTERNATIONAL, INC.                                                                                           36
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                                                           FPL                        Karaha
                                                  San                          FPL         Termo-         FPL         Bodas
                                               Bartolomeo     Riva-Caleone   Mamonal,    Candelaria,   Termovalle,   Investment
ASSETS                                        Cayman, Inc.    Cayman, Inc.     Inc.        Inc.           Inc.         Corp.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0           $0          $0           $0           $0              $0
 Nuclear fuel under capital lease                       0            0           0            0            0               0
 Construction work in progress                          0            0           0            0            0               0
 Less accumulated depr. & amort.                        0            0           0            0            0               0
    Total property, plant and eqpt. - net               0            0           0            0            0               0

CURRENT ASSETS
 Cash and cash equivalents                              0            0           0            0            0               0
 Customer receivables - net                             0            0           0            0            0               0
 Materials, supplies & fossil fuel inventory            0            0           0            0            0               0
 Deferred clause expenses                               0            0           0            0            0               0
 Other                                                  0            0         134            5            0               0
    Total current assets                                0            0         134            5            0               0

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0               0
 Other investments                                     14            0         476            0          172          36,869
 Other                                                  0            0           0            0            0               0
    Total other assets                                 14            0         476            0          172          36,869

    TOTAL ASSETS                                      $14           $0        $610           $5         $172         $36,869

CAPITALIZATION
 Common shareholders' equity                          $27           $0        $610          $30         $266         $36,869
 Pref. stock without sinking fund requirements          0            0           0            0            0               0
 Long-term debt                                         0            0           0            0            0               0
    Total capitalization                               27            0         610           30          266          36,869

CURRENT LIABILITIES
 Short-term debt                                        0            0           0            0            0               0
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0               0
 Accounts payable                                       0            0           0            0            0               0
 Customers' deposits                                    0            0           0            0            0               0
 Accrued interest and taxes                             0            0           0            0            0               0
 Other                                                (13)           0           0            0            0               0
    Total current liabilities                         (13)           0           0            0            0               0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0          (25)         (94)              0
 Deferred regulatory credit - income taxes              0            0           0            0            0               0
 Unamortized investment tax credits                     0            0           0            0            0               0
 Storm and property insurance reserve                   0            0           0            0            0               0
 Other                                                  0            0           0            0            0               0
    Total other liabilities & deferred credits          0            0           0          (25)         (94)              0

TOTAL CAPITALIZATION AND LIABILITIES                  $14           $0        $610           $5         $172         $36,869

FPL GROUP INTERNATIONAL, INC.                                                                                           37
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                                                           FPL                      Karaha
                                                  San                          FPL        Termo-         FPL         Bodas
                                               Bartolomeo     Riva-Caleone   Mamonal,   Candelaria,  Termovalle,   Investment
INCOME STATEMENT                              Cayman, Inc.    Cayman, Inc.     Inc.        Inc.         Inc.         Corp.
OPERATING REVENUES                                     $0           $0          $0           $0           $0           $72

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                       3            3          47           32          123           192
 Depreciation & amortization                            0            0           0            0            0             0
 Taxes other than income taxes                          1            1           0            0            0             1
    Total operating expenses                            4            4          47           32          123           193
OPERATING INCOME                                       (4)          (4)        (47)         (32)        (123)         (121)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                              0            0           4            0          151           292
    Total other deductions - net                        0            0           4            0          151           292

INCOME BEFORE INCOME TAXES                             (4)          (4)        (43)         (32)          28           171

INCOME TAXES                                            0            0         (14)         (11)          10             0

NET INCOME (LOSS)                                      (4)          (4)        (29)         (21)          18           171
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR          (131)          (2)       (223)         (35)        (193)         (119)
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR          ($135)         ($6)      ($252)        ($56)       ($175)          $52

FPL GROUP INTERNATIONAL, INC.                                                                                           38
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                               Adjusting       FPL Group
                                                & Elim.      International,
ASSETS                                          Entries          Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0       $8,911
 Nuclear fuel under capital lease                       0            0
 Construction work in progress                          0            0
 Less accumulated depr. & amort.                        0         (318)
    Total property, plant and eqpt. - net               0        8,593

CURRENT ASSETS
 Cash and cash equivalents                              0           58
 Customer receivables - net                             0          453
 Materials, supplies & fossil fuel inventory            0            0
 Deferred clause expenses                               0            0
 Other                                               (454)       1,829
    Total current assets                             (454)       2,340

OTHER ASSETS:
 Special use funds of FPL                               0            0
 Other investments                                (72,047)      57,334
 Other                                                  0        2,122
    Total other assets                            (72,047)      59,456

    TOTAL ASSETS                                 ($72,501)     $70,389

CAPITALIZATION
 Common shareholders' equity                     ($72,047)     $68,382
 Pref. stock without sinking fund requirements          0            0
 Long-term debt                                         0            0
    Total capitalization                          (72,047)      68,382

CURRENT LIABILITIES
 Short-term debt                                        0            0
 Cur. matur. of long-term debt & pref. stock            0            0
 Accounts payable                                       0        2,995
 Customers' deposits                                    0            0
 Accrued interest and taxes                             0            0
 Other                                               (454)       1,216
    Total current liabilities                        (454)       4,211

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0       (2,315)
 Deferred regulatory credit - income taxes              0            0
 Unamortized investment tax credits                     0            0
 Storm and property insurance reserve                   0            0
 Other                                                  0          111
    Total other liabilities & deferred credits          0       (2,204)

TOTAL CAPITALIZATION AND LIABILITIES             ($72,501)     $70,389

FPL GROUP INTERNATIONAL, INC.                                                                                           39
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                               Adjusting       FPL Group
                                                & Elim.      International,
INCOME STATEMENT                                Entries           Inc.
OPERATING REVENUES                                     $0       $1,115

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0
 Other operations and maintenance                       0        8,620
 Depreciation & amortization                            0          403
 Taxes other than income taxes                          0           17
    Total operating expenses                            0        9,040
OPERATING INCOME                                        0       (7,925)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0
 Preferred stock dividends - FPL                        0            0
 Other-net                                         (1,132)      (4,420)
    Total other deductions - net                   (1,132)      (4,420)

INCOME BEFORE INCOME TAXES                         (1,132)     (12,345)

INCOME TAXES                                            0       (4,434)

NET INCOME (LOSS)                                  (1,132)      (7,911)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         2,983       (4,501)
DEDUCT:
 Dividends                                              0            0
 Other                                                  0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $1,851     ($12,412)

PALMS INSURANCE COMPANY, LIMITED AND SUSIDIARY                                                                          40
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars                                                                   Palms
                                                 Palms      Palmetto    Adjusting    Insurance
                                               Insurance    Insurance       &        Company,
                                                Company,    Company,      Elim.       Limited
ASSETS                                          Limited      Limited     Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0      $0          $0           $0
 Nuclear fuel under capital lease                       0       0           0            0
 Construction work in progress                          0       0           0            0
 Less accumulated depr. & amort.                        0       0           0            0
    Total property, plant and eqpt. - net               0       0           0            0

CURRENT ASSETS
 Cash and cash equivalents                            452       0           0          452
 Customer receivables - net                             0       0           0            0
 Materials, supplies & fossil fuel inventory            0       0           0            0
 Deferred clause expenses                               0       0           0            0
 Other                                              4,391       0           0        4,391
    Total current assets                            4,843       0           0        4,843

OTHER ASSETS:
 Special use funds of FPL                               0       0           0            0
 Other investments                                 17,716       0           0       17,716
 Other                                              1,468       0           0        1,468
    Total other assets                             19,184       0           0       19,184

    TOTAL ASSETS                                  $24,027      $0          $0      $24,027

CAPITALIZATION
 Common shareholders' equity                       $6,405      $0          $0       $6,405
 Pref. stock without sinking fund requirements          0       0           0            0
 Long-term debt                                         0       0           0            0
    Total capitalization                            6,405       0           0        6,405

CURRENT LIABILITIES
 Short-term debt                                        0       0           0            0
 Cur. matur. of long-term debt & pref. stock            0       0           0            0
 Accounts payable                                      14       0           0           14
 Customers' deposits                                    0       0           0            0
 Accrued interest and taxes                             0       0           0            0
 Other                                              1,596       0           0        1,596
    Total current liabilities                       1,610       0           0        1,610

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0       0           0            0
 Deferred regulatory credit - income taxes              0       0           0            0
 Unamortized investment tax credits                     0       0           0            0
 Storm and property insurance reserve                   0       0           0            0
 Other                                             16,012       0           0       16,012
    Total other liabilities & deferred credits     16,012       0           0       16,012

TOTAL CAPITALIZATION AND LIABILITIES              $24,027      $0          $0      $24,027

PALMS INSURANCE COMPANY, LIMITED AND SUSIDIARY                                                                          41
CONSOLIDATING STATEMENTS OF INCOME AND
DECEMBER 31, 1997
Thousands of Dollars                                                                       Palms
                                                 Palms        Palmetto                   Insurance
                                               Insurance      Insurance    Adjusting     Company,
                                                Company,      Company,     & Elim.        Limited
INCOME STATEMENT                                Limited       Limited      Entries     Consolidated
OPERATING REVENUES                                $12,019           $0          $0      $12,019

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0
 Other operations and maintenance                  11,228            0           0       11,228
 Depreciation & amortization                            0            0           0            0
 Taxes other than income taxes                          0            0           0            0
    Total operating expenses                       11,228            0           0       11,228
OPERATING INCOME                                      791            0           0          791

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0
 Preferred stock dividends - FPL                        0            0           0            0
 Other-net                                              0            0           0            0
    Total other deductions - net                        0            0           0            0

INCOME BEFORE INCOME TAXES                            791            0           0          791

INCOME TAXES                                          277            0           0          277

NET INCOME (LOSS)                                     514            0           0          514
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         3,675        1,069      (1,069)       3,675
DEDUCT:
 Dividends                                              0        1,069      (1,069)           0
 Other                                                  0            0           0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $4,189           $0          $0       $4,189

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                              42
CONSOLIDATING BALANCE SHEET
RETAINED EARNINGS
DECEMBER 31, 1997                                                                                                Telesat
Thousands of Dollars                            Telesat                                                        Cablevision
                                              Cablevision                 Cable                                  of South
                                                of South      Cable         LP         Cable      Adjusting      Florida,
                                                Florida,      LP I,      (Pasco),     LP III,      & Elim.         Inc.
ASSETS                                            Inc.        Inc.         Inc.        Inc.        Entries      Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0      $0          $0              $0           $0            $0
 Nuclear fuel under capital lease                       0       0           0               0            0             0
 Construction work in progress                          0       0           0               0            0             0
 Less accumulated depr. & amort.                        0       0           0               0            0             0
    Total property, plant and eqpt. - net               0       0           0               0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0      18          10               0            0            28
 Customer receivables - net                             0       0           0               0            0             0
 Materials, supplies & fossil fuel inventory            0       0           0               0            0             0
 Deferred clause expenses                               0       0           0               0            0             0
 Other                                                  0       0           0           1,772            0         1,772
    Total current assets                                0      18          10           1,772            0         1,800

OTHER ASSETS:
 Special use funds of FPL                               0       0           0               0            0             0
 Other investments                                 14,150       0       2,857          20,500      (14,150)       23,357
 Other                                                  0       0           0               0            0             0
    Total other assets                             14,150       0       2,857          20,500      (14,150)       23,357

    TOTAL ASSETS                                  $14,150     $18      $2,867         $22,272     ($14,150)      $25,157

CAPITALIZATION
 Common shareholders' equity                      $11,831      $0          $0         $14,150     ($14,150)      $11,831
 Pref. stock without sinking fund requirements          0       0           0               0            0             0
 Long-term debt                                         0       0           0               0            0             0
    Total capitalization                           11,831       0           0          14,150      (14,150)       11,831

CURRENT LIABILITIES
 Short-term debt                                        0       0           0               0            0             0
 Cur. matur. of long-term debt & pref. stock            0       0           0               0            0             0
 Accounts payable                                       0       0           0               0            0             0
 Customers' deposits                                    0       0           0               0            0             0
 Accrued interest and taxes                             0       0           0               0            0             0
 Other                                              2,319      18       2,867           8,122            0        13,326
    Total current liabilities                       2,319      18       2,867           8,122            0        13,326

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0       0           0               0            0             0
 Deferred regulatory credit - income taxes              0       0           0               0            0             0
 Unamortized investment tax credits                     0       0           0               0            0             0
 Storm and property insurance reserve                   0       0           0               0            0             0
 Other                                                  0       0           0               0            0             0
    Total other liabilities & deferred credits          0       0           0               0            0             0

TOTAL CAPITALIZATION AND LIABILITIES              $14,150     $18      $2,867         $22,272     ($14,150)      $25,157

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                              43
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997                                                                                                 Telesat
Thousands of Dollars                              Telesat                                                       Cablevision
                                                Cablevision                 Cable                                 of South
                                                  of South      Cable         LP         Cable      Adjusting     Florida,
                                                  Florida,      LP I,      (Pasco),     LP III,      & Ellim.       Inc.
INCOME STATEMENT                                    Inc.        Inc.         Inc.        Inc.        Entries    Consolidated
OPERATING REVENUES                                     $0           $0        $0            $0           $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0         0             0            0             0
 Other operations and maintenance                       0            0         0             0            0             0
 Depreciation & amortization                            0            0         0             0            0             0
 Taxes other than income taxes                          0            0         0             0            0             0
    Total operating expenses                            0            0         0             0            0             0
OPERATING INCOME                                        0            0         0             0            0             0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0         0             0            0             0
 Preferred stock dividends - FPL                        0            0         0             0            0             0
 Other-net                                         (1,197)       2,652         0        (4,600)       1,197        (1,948)
    Total other deductions - net                   (1,197)       2,652         0        (4,600)       1,197        (1,948)

INCOME BEFORE INCOME TAXES                         (1,197)       2,652         0        (4,600)       1,197        (1,948)

INCOME TAXES                                            0        1,023         0        (1,774)           0          (751)

NET INCOME (LOSS)                                  (1,197)       1,629         0        (2,826)       1,197        (1,197)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         3,963        7,437         0        (3,474)      (3,963)        3,963
DEDUCT:
 Dividends                                              0            0         0             0            0             0
 Other                                                  0            0         0             0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $2,766       $9,066        $0       ($6,300)     ($2,766)       $2,766

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                44
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars                                                         Telesat
                                                                           Cablevision                 Telesat
                                                 Telesat       Mayberry      of South    Adjusting   Cablevision
                                               Cablevision   Investments,    Florida,     & Elim.       Inc.
ASSETS                                             Inc.          Inc.          Inc.       Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0           $0          $0             $0           $0
 Nuclear fuel under capital lease                       0            0           0              0            0
 Construction work in progress                          0            0           0              0            0
 Less accumulated depr. & amort.                        0            0           0              0            0
    Total property, plant and eqpt. - net               0            0           0              0            0

CURRENT ASSETS
 Cash and cash equivalents                              0            3          28              0           31
 Customer receivables - net                             0            0           0              0            0
 Materials, supplies & fossil fuel inventory            0            0           0              0            0
 Deferred clause expenses                               0            0           0              0            0
 Other                                             62,305         (432)      1,772        (27,978)      35,667
    Total current assets                           62,305         (429)      1,800        (27,978)      35,698

OTHER ASSETS:
 Special use funds of FPL                               0            0           0              0            0
 Other investments                                (11,955)      20,401      23,357        (31,803)           0
 Other                                                  0            0           0              0            0
    Total other assets                            (11,955)      20,401      23,357        (31,803)           0

    TOTAL ASSETS                                  $50,350      $19,972     $25,157       ($59,781)     $35,698

CAPITALIZATION
 Common shareholders' equity                     ($16,432)     $19,972     $11,831       ($31,803)    ($16,432)
 Pref. stock without sinking fund requirements          0            0           0              0            0
 Long-term debt                                         0            0           0              0            0
    Total capitalization                          (16,432)      19,972      11,831        (31,803)     (16,432)

CURRENT LIABILITIES
 Short-term debt                                        0            0           0              0            0
 Cur. matur. of long-term debt & pref. stock            0            0           0              0            0
 Accounts payable                                      16            0           0              0           16
 Customers' deposits                                    0            0           0              0            0
 Accrued interest and taxes                             0            0           0              0            0
 Other                                             15,032            0      13,326        (27,978)         380
    Total current liabilities                      15,048            0      13,326        (27,978)         396

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 51,202            0           0              0       51,202
 Deferred regulatory credit - income taxes              0            0           0              0            0
 Unamortized investment tax credits                     0            0           0              0            0
 Storm and property insurance reserve                   0            0           0              0            0
 Other                                                532            0           0              0          532
    Total other liabilities & deferred credits     51,734            0           0              0       51,734

TOTAL CAPITALIZATION AND LIABILITIES              $50,350      $19,972     $25,157       ($59,781)     $35,698

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                45
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars                                                        Telesat
                                                                          Cablevision                 Telesat
                                                Telesat        Mayberry     of South    Adjusting   Cablevision
                                              Cablevision    Investments,   Florida,     & ELim.       Inc.
INCOME STATEMENT                                  Inc.           Inc.         Inc.       Entries   Consolidated
OPERATING REVENUES                                     $0           $0          $0           $0           $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0
 Other operations and maintenance                      90            0           0            0           90
 Depreciation & amortization                            0            0           0            0            0
 Taxes other than income taxes                          0            0           0            0            0
    Total operating expenses                           90            0           0            0           90
OPERATING INCOME                                      (90)           0           0            0          (90)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0
 Preferred stock dividends - FPL                        0            0           0            0            0
 Other-net                                            342        1,236      (1,948)         394           24
    Total other deductions - net                      342        1,236      (1,948)         394           24

INCOME BEFORE INCOME TAXES                            252        1,236      (1,948)         394          (66)

INCOME TAXES                                          252          433        (751)           0          (66)

NET INCOME (LOSS)                                       0          803      (1,197)         394            0
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (30,663)           0       3,963       (3,963)     (30,663)
DEDUCT:
 Dividends                                              0            0           0            0            0
 Other                                                  0            0           0            0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($30,663)        $803      $2,766      ($3,569)    ($30,663)

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                               46
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars                                                                   Agricultural
                                                                               Avon     Management
                                                   Turner                     Citrus     Services        AMS
                                                   Foods        Turner       Nursery,     Company      Realty,
ASSETS                                          Corporation   Corporation      Inc.        Inc.         Inc.
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property     $123,088      $63,371          $0           $0           $0
 Nuclear fuel under capital lease                       0            0           0            0            0
 Construction work in progress                          0            0           0            0            0
 Less accumulated depr. & amort.                  (24,406)     (17,998)          0            0            0
    Total property, plant and eqpt. - net          98,682       45,373           0            0            0

CURRENT ASSETS
 Cash and cash equivalents                          2,031            0           0            0            0
 Customer receivables - net                         1,939            0           0            0           55
 Materials, supplies & fossil fuel inventory       22,144           65           0            0            0
 Deferred clause expenses                               0            0           0            0            0
 Other                                              3,543            0           0            0            0
    Total current assets                           29,657           65           0            0           55

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0
 Other investments                                      0          184           0            0            0
 Other                                                142            0           0            0            0
    Total other assets                                142          184           0            0            0

    TOTAL ASSETS                                 $128,481      $45,622          $0           $0          $55

CAPITALIZATION
 Common shareholders' equity                     $106,474      $32,234          $0           $0        ($104)
 Pref. stock without sinking fund requirements          0            0           0            0            0
 Long-term debt                                         0            0           0            0            0
    Total capitalization                          106,474       32,234           0            0         (104)

CURRENT LIABILITIES
 Short-term debt                                        0            0           0            0            0
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0
 Accounts payable                                   2,351            0           0            0            0
 Customers' deposits                                   14            0           0            0           55
 Accrued interest and taxes                           751            0           0            0            0
 Other                                                  0            0           0            0            0
    Total current liabilities                       3,116            0           0            0           55

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 18,891       13,388           0            0          104
 Deferred regulatory credit - income taxes              0            0           0            0            0
 Unamortized investment tax credits                     0            0           0            0            0
 Storm and property insurance reserve                   0            0           0            0            0
 Other                                                  0            0           0            0            0
    Total other liabilities & deferred credits     18,891       13,388           0            0          104

TOTAL CAPITALIZATION AND LIABILITIES             $128,481      $45,622          $0           $0          $55

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                               47
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars                                                                  Agricultural
                                                                             Avon      Management
                                                  Turner                    Citrus      Services       AMS
                                                  Foods        Turner      Nursery,      Company      Realty,
INCOME STATEMENT                               Corporation   Corporation     Inc.         Inc.         Inc.
OPERATING REVENUES                                $36,089           $0          $0           $0         $165

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0
 Other operations and maintenance                  31,627            0           0            0          130
 Depreciation & amortization                        5,313            0           0            0            0
 Taxes other than income taxes                          0            0           0            0            0
    Total operating expenses                       36,940            0           0            0          130
OPERATING INCOME                                     (851)           0           0            0           35

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0
 Preferred stock dividends - FPL                        0            0           0            0            0
 Other-net                                            952          (16)          0            0            0
    Total other deductions - net                      952          (16)          0            0            0

INCOME BEFORE INCOME TAXES                            101          (16)          0            0           35

INCOME TAXES                                           89            0           0            0            0

NET INCOME (LOSS)                                      12          (16)          0            0           35
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        11,879       20,775         509       (2,626)          69
DEDUCT:
 Dividends                                              0            0         509       (2,626)           0
 Other                                                  0            0           0            0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $11,891      $20,759          $0           $0         $104

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                               48
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                                Turner
                                                   Adjusting    Foods
                                                    & Elim.    Corporation
ASSETS                                              Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0     $186,459
 Nuclear fuel under capital lease                       0            0
 Construction work in progress                          0            0
 Less accumulated depr. & amort.                        0      (42,404)
    Total property, plant and eqpt. - net               0      144,055

CURRENT ASSETS
 Cash and cash equivalents                              0        2,031
 Customer receivables - net                           (30)       1,964
 Materials, supplies & fossil fuel inventory            0       22,209
 Deferred clause expenses                               0            0
 Other                                                 30        3,573
    Total current assets                                0       29,777

OTHER ASSETS:
 Special use funds of FPL                               0            0
 Other investments                                      0          184
 Other                                                  0          142
    Total other assets                                  0          326

    TOTAL ASSETS                                       $0     $174,158

CAPITALIZATION
 Common shareholders' equity                           $0     $138,604
 Pref. stock without sinking fund requirements          0            0
 Long-term debt                                         0            0
    Total capitalization                                0      138,604

CURRENT LIABILITIES
 Short-term debt                                        0            0
 Cur. matur. of long-term debt & pref. stock            0            0
 Accounts payable                                       0        2,351
 Customers' deposits                                    0           69
 Accrued interest and taxes                             0          751
 Other                                                  0            0
    Total current liabilities                           0        3,171

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0       32,383
 Deferred regulatory credit - income taxes              0            0
 Unamortized investment tax credits                     0            0
 Storm and property insurance reserve                   0            0
 Other                                                  0            0
    Total other liabilities & deferred credits          0       32,383

TOTAL CAPITALIZATION AND LIABILITIES                   $0     $174,158

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                               49
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                               Turner
                                               Adjusting        Foods
                                                & Elim.      Corporation
INCOME STATEMENT                                Entries     Consolidated
OPERATING REVENUES                                  ($208)     $36,046

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0
 Other operations and maintenance                      94       31,851
 Depreciation & amortization                            2        5,315
 Taxes other than income taxes                          0            0
    Total operating expenses                           96       37,166
OPERATING INCOME                                     (304)      (1,120)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0
 Preferred stock dividends - FPL                        0            0
 Other-net                                            285        1,221
    Total other deductions - net                      285        1,221

INCOME BEFORE INCOME TAXES                            (19)         101

INCOME TAXES                                            0           89

NET INCOME (LOSS)                                     (19)          12
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (18,727)      11,879
DEDUCT:
 Dividends                                          2,117            0
 Other                                                  0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($20,863)     $11,891

HJT HOLDINGS & LCR HOLDINGS AND SUBSIDIARIES                                                                            50
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
Thousands of Dollars
                                                  EMB             SRM          HJT          LCR       Adjusting    HJT & LCR
                                              Investments,   Investments,   Holdings,    Holdings,     & Elim.      Holdings
ASSETS                                            Inc.           L.P.          Inc.        Inc.        Entries    Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Utility plant in service and other property           $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                          1,109            3           2            2            0         1,116
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel inventory            0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                             26,133           35          35           35          (70)       26,168
    Total current assets                           27,242           38          37           37          (70)       27,284

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                339,059      366,109          37      366,074     (732,220)      339,059
 Other                                                  0            0           0            0            0             0
    Total other assets                            339,059      366,109          37      366,074     (732,220)      339,059

    TOTAL ASSETS                                 $366,301     $366,147         $74     $366,111    ($732,290)     $366,343

CAPITALIZATION
 Common shareholders' equity                     $366,109     $366,112         $40     $366,078    ($732,220)     $366,119
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Long-term debt                                         0            0           0            0            0             0
    Total capitalization                          366,109      366,112          40      366,078     (732,220)      366,119

CURRENT LIABILITIES
 Short-term debt                                        0            0           0            0            0             0
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                           192            0           0            0            0           192
 Other                                                  0           35          34           33          (70)           32
    Total current liabilities                         192           35          34           33          (70)          224

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0            0            0             0
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits          0            0           0            0            0             0

TOTAL CAPITALIZATION AND LIABILITIES             $366,301     $366,147         $74     $366,111    ($732,290)     $366,343

HJT HOLDINGS & LCR HOLDINGS AND SUBSIDIARIES                                                                            51
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1997
Thousands of Dollars
                                                  EMB              SRM         HJT          LCR       Adjusting    HJT & LCR
                                              Investments,    Investments,  Holdings,    Holdings,     & Elim.      Holdings
INCOME STATEMENT                                  Inc.            L.P.         Inc.        Inc.        Entries    Consolidated
OPERATING REVENUES                                     $0           $0          $0           $0           $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                       7            2           3            3            0            15
 Depreciation & amortization                            0            0           0            0            0             0
 Taxes other than income taxes                          0            0           0            0            0             0
    Total operating expenses                            7            2           3            3            0            15
OPERATING INCOME                                       (7)          (2)         (3)          (3)           0           (15)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                         33,733       21,925           2       21,920      (43,842)       33,738
    Total other deductions - net                   33,733       21,925           2       21,920      (43,842)       33,738

INCOME BEFORE INCOME TAXES                         33,726       21,923          (1)      21,917      (43,842)       33,723

INCOME TAXES                                       11,806            0          (1)          (2)           0        11,803

NET INCOME (LOSS)                                  21,920       21,923           0       21,919      (43,842)       21,920
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR           768          768         768            0       (1,536)          768
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $22,688      $22,691        $768      $21,919     ($45,378)      $22,688

      FPL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


1.     Entities for which Separate Financial Statements are not
       Presented

       The following subsidiaries of the Claimant have had no financial activity during the year. Accordingly, financial information for these companies is not provided.

       -  Cable GP, Inc.
       -  Cable LP II Inc.
       -  Doswell-Hanover, Inc.
       -  Doswell I, Inc.
       -  Eastern Pacific Enterprises, Inc.
       -  ESI Altamont Acquisitions, Inc.
       -  ESI Australia II, Inc.
       -  ESI Calistoga Power Services, Inc.
       -  ESI Chesapeake Power, Inc.
       -  ESI Devco Northeast, Inc.
       -  ESI DLP-LP Holdings, Inc.
       -  ESI Dominican Republic, Inc.
       -  ESI Doswell GP II Holdings, Inc.
       -  ESI Doswell LP Holdings, Inc.
       -  ESI Doswell Power Services, Inc.
       -  ESI Mojave 16/17/18 LLC
       -  ESI Mojave LLC
       -  ESI New Jersey Energy GP, Inc.
       -  ESI Northeast Energy Acquisition Funding, Inc.
       -  ESI Northeast Energy Funding, Inc.
       -  ESI Northeast Energy GP, Inc.
       -  ESI Northeast Energy LP, Inc.
       -  ESI Panama, Inc.
       -  ESI Philippines, Inc.
       -  ESI Prairie Winds GP, L.L.C.
       -  ESI Prairie Winds LP, L.L.C.
       -  FPL Group Argentina, Inc.
       -  FPL Group Holdings 1, Inc.
       -  FPL Group Holdings 2, Inc.
       -  FPL Group International Brazil (Cayman) I, Inc.
       -  FPL Group International Brazil (Cayman) II, Inc.
       -  FPL Group International South America, Inc.
       -  FPL Group International South America II, Inc.
       -  Hyperion Investments LLC
       -  MBR Services, Inc.
       -  Mayberry Investments, Inc.
       -  Silverado Geothermal Resources, Inc.
       -  TWC Sixty-Three Inc.

       Separate financial statements are not maintained for the following subsidiaries due to immateriality.

       -  Colonial Penn Capital Holdings, Inc.
       -  Praxis Group, Inc.
       -  Qualtec Professional Services, Inc.
       -  Alpha Joshua (Prime), Inc.
       -  Alpha Mariah (Prime), Inc.
       -  Beta Mariah (Prime), Inc.
       -  Beta Willow (Prime), Inc.
       -  FPL Energy Services II, Inc.

       Separate financial statements are not presented for Bay
       Loan and Investment Bank since it is classified as discontinued operations.

2.     Not-for-Profit Corporations

       FPL Group Foundation (the Foundation) is a private foundation organized as a not for profit corporation to provide for the centralized evaluation and coordination of charitable activities of FPL Group, Inc. and its subsidiaries. FPL Historical Museum (the Museum) is a not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power
       & Light Company. The Foundation and the Museum operate independently of FPL Group, Inc., and consolidation of their not-for-profit financial statements with FPL Group, Inc.'s financial statements is not appropriate. Total assets of the Foundation and the Museum were approximately $5.3 million and $.4 million, respectively, at December 31, 1997.

3.     Dissolutions of Subsidiaries

       Agriculture Management Services Company, Inc., Avon
       Citrus Nursery, Inc., ESI Jonesboro LP, Inc., Palmetto
       Insurance Company, Limited, ESI Uri, Inc. and ESI West
       Enfield LP, Inc. were dissolved in 1997.

Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 27th day of February, 1998.




              FPL Group, Inc.



       By:    K. MICHAEL DAVIS
              K. Michael Davis
  Controller and Chief Accounting Officer
(Principal Financial and Accounting Officer)




(Corporate Seal)





Attest:





D. P. COYLE
D. P. Coyle, General Counsel and Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

K. Michael Davis
Controller and Chief Accounting Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408
                                   EXHIBIT B

The Financial Data Schedule is included as Exhibit 27 at the conclusion of this document.
                                   EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

FPL Group, Inc. (Claimant)
        *     FPL Group Capital Inc
         **     ESI Energy, Inc.
           *** ESI Doswell, Inc.
           *** ESI LP, Inc.
           *** ESI Doswell GP, Inc.
           *** ESI Doswell GP II Holdings, Inc.
           *** ESI Doswell LP Holdings, Inc.

FPL Group, Inc. (Claimant)
        *     FPL Group Capital Inc
         **     FPL Group International, Inc.
           *** FPL Mamonal, Inc.
           *** FPL International Investment Company

FPL Group, Inc. (Claimant)
        *     FPL Group Capital Inc
         **     FPL Group International, Inc.
           *** FPL Termovalle, Inc.
           *** FPL International Holdings, Inc.

At December 31, 1997, ESI Doswell, Inc., ESI LP, Inc., ESI Doswell GP, Inc., ESI Doswell GP II Holdings, Inc. and ESI Doswell LP Holdings, Inc. each owned a partnership interest in Doswell Limited Partnership, an EWG. These interests in the aggregate equal 100%.

At December 31, 1997, FPL Mamonal, Inc. and FPL International Investment Company, each, indirectly, owned a limited partnership interest in InterAmerican Energy Leasing Company. These interests in the aggregate will average approximately 28% over the life of the partnership. FPL Mamonal, Inc. and FPL International Investment Company are wholly-owned subsidiaries of FPL Group International, Inc., which is a wholly-owned subsidiary of FPL Group Capital Inc, a wholly-owned subsidiary of Claimant.

At December 31, 1997, FPL Termovalle, Inc. and FPL International Holdings, Inc., each, indirectly, owned a limited partnership interest in Termovalle. These interests in the aggregate will average approximately 36% over the life of the partnership. FPL Termovalle, Inc. and FPL International Holdings, Inc. are wholly-owned subsidiaries of FPL Group Capital Inc, a wholly-owned subsidiary of Claimant.

                                                             APPENDIX 1
                       SUBSIDIARIES OF FPL GROUP, INC.
                              December 31, 1997

                                    Jurisdic-
                                    tion of
                                    Incor-
              Name                  poration      Location                         Nature of Business
------------------------------      --------    ------------         -------------------------------------------

FLORIDA POWER & LIGHT COMPANY       Florida     Juno Beach           Operates as an electric utility company.

*FPL Enersys, Inc.                  Florida     Miami                Holds the stock of a subsidiary which was
                                                                     formed to provide ongoing services to
                                                                     implement energy programs.

  **FPL Energy Services, Inc.       Florida     Miami                Formed to provide ongoing services to implement
                                                                     energy programs.

  **FPL Energy Services II, Inc.    Florida     Miami                Develops energy management systems for
                                                                     commercial, industrial and institutional
                                                                     companies.

*KPB Financial Corp.                Delaware    Wilmington           Manages financial assets.

*Land Resources Investment Co.      Florida     Juno Beach           Holds real property used or to be used by FPL.

FPL GROUP CAPITAL INC               Florida     Juno Beach           Holds the stock of and provides the funding for
                                                                     the operating companies other than FPL.

*Alandco Inc.                       Florida     North Palm Beach     Holds real estate investments.

  **Alandco I, Inc.                 Florida     North Palm Beach     Holds real estate investments.

  **Alandco/Cascade, Inc.           Florida     North Palm Beach     Holds real estate investments.

  **TWC Sixty-Three, Inc.           Florida     North Palm Beach     Inactive.

*ESI Energy, Inc.                   Florida     North Palm Beach     Holds the stock of subsidiaries participating
                                                                     in energy production projects and leveraged
                                                                     leases.

  **Alpha Joshua (Prime), Inc.      California  San Francisco        Owns a general partnership interest in a
                                                                     transmission line.

  **Alpha Mariah (Prime), Inc.      California  North Palm Beach     Owns a general partnership interest in a
                                                                     transmission line.

  **Beta Mariah (Prime), Inc.       California  North Palm Beach     Owns a general partnership interest in a
                                                                     transmission line.

  **Beta Willow (Prime), Inc.       California  San Francisco        Owns a general partnership interest in a
                                                                     transmission line.

  **ESI Altamont Acquisitions,      Florida     North Palm Beach     Formed to bid for Northern States Power Three.
      Inc.

  **ESI Antilles, Inc.              Florida     North Palm Beach     Inactive.

  **ESI Antilles LP, Inc.           Florida     North Palm Beach     Inactive.

  **ESI Australia II, Inc.          Delaware    North Palm Beach     Formed to develop waste coal energy projects.

  **ESI Bay Area, Inc.              Florida     North Palm Beach     Participates in a wind power project.

  **ESI Bay Area GP, Inc.           Florida     North Palm Beach     General partner for wind power project.

  **ESI Brady, Inc.                 Florida     North Palm Beach     Participates in a geothermal project.

  **ESI California Holdings, Inc.   California  North Palm Beach     Holds the stock of subsidiaries participating
                                                                     in energy projects.

    ***CH Ormesa, Inc.              Florida     North Palm Beach     Participates in a geothermal project.

    ***CH Ormesa LP, Inc.           Florida     North Palm Beach     Participates in a geothermal project.

    ***CH POSDEF, Inc.              Florida     North Palm Beach     Participates in a coal project.

    ***CH POSDEF LP, Inc.           Florida     North Palm Beach     Participates in a coal project.

    ***Eastern Pacific              California  San Diego            Holding company.
       Enterprises, Inc.

    ***ESI Sky River, Inc.          Florida     North Palm Beach     Participates in a wind power project.

  **ESI Calistoga GP, Inc.          Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Calistoga LP, Inc.          Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Cherokee GP, Inc.           Florida     North Palm Beach     Participates in a gas-fired co-generation
                                                                     project.

  **ESI Cherokee LP, Inc.           Florida     North Palm Beach     Participates in a gas-fired co-generation
                                                                     project.

  **ESI Cherokee Holdings, Inc.     Florida     North Palm Beach     Holds the stock of subsidiaries participating
                                                                     in gas-fired co-generation projects.

    ***Cherokee County              Delaware    North Palm Beach     Participates in a gas-fired co-generation
         Cogeneration Corp.                                          project.

    ***ESI Cherokee MGP, Inc.       Florida     North Palm Beach     Participates in a gas-fired co-generation
                                                                     project.

  **ESI Chesapeake Power, Inc.      Florida     North Palm Beach     Formed to acquire interest in a power
                                                                     plant.

  **ESI Devco Northeast, Inc.       Florida     North Palm Beach     Formed to purchase PDC assets.

  **ESI Dixie Valley, Inc.          Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Dixie Valley LP,Inc.        Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Dominican Republic, Inc.    Florida     North Palm Beach     Inactive.

  **ESI Doswell, Inc.               Florida     North Palm Beach     Participates in a natural gas project.

  **ESI Doswell GP, Inc.            Florida     North Palm Beach     Participates in combined cycle gas-fired
                                                                     electric generation.

    ***Doswell-Hanover, Inc.        Florida     North Palm Beach     Participates in combined cycle, gas-fired
                                                                     electric generation.

       ****Doswell I, Inc.          Florida     North Palm Beach     General partner of Doswell Limited
                                                                     Partnership.

  **ESI Doswell GP II               Florida     North Palm Beach     Holding company for stock pledge.
      Holdings, Inc.

    ***ESI Doswell GP II, Inc.      Florida     North Palm Beach     Participates in combined cycle gas-fired
                                                                     electric generation.

  **ESI Doswell LP Holdings, Inc.   Florida     North Palm Beach     Holding company for stock pledge.

    ***ESI DLP-LP Holdings, Inc.    Florida     North Palm Beach     Participates in combined cycle gas-fired
                                                                     electric generation.

  **ESI Double "C", Inc.            Florida     North Palm Beach     Participates in a natural gas project.

  **ESI Ebensburg, Inc.             Florida     North Palm Beach     Participates in a waste-to-energy project.

  **ESI Geothermal Inc.             Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Geothermal II, Inc.         Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Jonesboro, Inc.             Florida     North Palm Beach     Inactive.

  **ESI Kern Front, Inc.            Florida     North Palm Beach     Participates in a natural gas project.

  **ESI Lake Benton Holdings, Inc.  Florida     North Palm Beach     Holding company for ESI Lake Benton LLC
                                                                     which is our member of the project
                                                                     entity for NSP Phase II.

  **ESI LP, Inc.                    Florida     North Palm Beach     Formed to invest in partnerships.

  **ESI Mojave, Inc.                Florida     North Palm Beach     Member of a Limited Liability Company
                                                                     that participates in the Mojave 16, 17,
                                                                     18 Project.

  **ESI Mojave LLC                  Delaware    North Palm Beach     Owns 50% interest in a wind power project.

    ***ESI Mojave 16/17/18 LLC      Delaware    North Palm Beach     Operates a wind power project.

  **ESI Montgomery County, Inc.     Florida     North Palm Beach     Participates in a waste-to-energy project.

  **ESI Multitrade LP, Inc.         Florida     North Palm Beach     Owns a limited partner ownership interest in a
                                                                     wood-burning electric generating project.

  **ESI New Jersey Energy GP, Inc.  Florida     North Palm Beach     Formed to acquire generation assets.

  **ESI Northeast Energy            Florida     North Palm Beach     Formed to acquire generation assets.
      Acquisition Funding, Inc.

  **ESI Northeast Energy            Florida     North Palm Beach     Formed to acquire generation assets.
      Funding, Inc.

  **ESI Northeast Energy GP, Inc.   Florida     North Palm Beach     Formed to acquire generation assets.

  **ESI Northeast Energy LP, Inc.   Florida     North Palm Beach     Formed to acquire generation assets.

  **ESI Operating Services, Inc.    Florida     North Palm Beach     Provides operating and maintenance services and
                                                                     fuel procurement for projects.

    ***ESI Brady Power              Florida     North Palm Beach     Provides operating and maintenance services for
         Services, Inc.                                              a power project.

    ***ESI Calistoga Power          Florida     North Palm Beach     Operating and maintenance company for a
         Services, Inc.                                              geothermal project.

    ***ESI Doswell Power            Florida     North Palm Beach     Provides operating and maintenance services for
         Services, Inc.                                              a power project.

    ***ESI Virginia Power           Florida     North Palm Beach     Participates in operation and maintenance
         Services, Inc.                                              services at projects.

  **ESI Ormesa Holdings, Inc.       Florida     North Palm Beach     Formed to acquire interest in Ormesa I.

  **ESI Panama, Inc.                Florida     North Palm Beach     Participates in thermal power project.

  **ESI Philippines, Inc.           Florida     North Palm Beach     Formed to pursue energy-related business
                                                                     opportunities in the Philippines.

  **ESI Pittsylvania, Inc.          Florida     North Palm Beach     Participates in a wood-burning electric
                                                                     generating project.

  **ESI Prairie Winds GP, L.L.C.    Delaware    North Palm Beach     Inactive.

  **ESI Prairie Winds LP, L.L.C.    Delaware    North Palm Beach     Inactive.

  **ESI San Emidio, Inc.            Florida     North Palm Beach     Participates in the development of a geothermal
                                                                     project.

  **ESI SEMASS Corp. LP, Inc.       Florida     North Palm Beach     Inactive.

  **ESI Sierra, Inc.                Florida     North Palm Beach     Participates in a natural gas project.

  **ESI Silverado Delaware, L.L.C.  Delaware    North Palm Beach     Holding company for a steam project.

    ***ESI Silverado Holdings,      Delaware    North Palm Beach     Holding company for a steam project.
         L.L.C.

       ****Silverado Geothermal     California  North Palm Beach     Holds a steam sales agreement with Calistoga
             Resources, Inc.                                         Geothermal Partners L.P.

  **ESI Steamboat, Inc.             Florida     North Palm Beach     Formed to service a loan.

  **ESI Vansycle GP, Inc.           Florida     North Palm Beach     Participates in a wind power project.

  **ESI Vansycle LP, Inc.           Florida     North Palm Beach     Participates in a wind power project.

  **ESI Victory, Inc.               Florida     North Palm Beach     Participates in a wind power project.

  **ESI West Enfield, Inc.          Florida     North Palm Beach     Inactive.

  **ESI WTE Development, Inc.       Florida     North Palm Beach     Inactive.

  **FPL Investments Inc             Florida     North Palm Beach     Manages a leveraged lease portfolio.

  **Harper Lake Acquisitions, Inc.  Florida     North Palm Beach     Formed to acquire assets at Harper Lake.

  **Harper Lake Holdings, Inc.      Florida     North Palm Beach     Formed to acquire senior debt of SEGS 8 and
                                                                     lend to SEGS 8 Investments LLC to acquire
                                                                     subdebt.

  **Harper Lake Operations, Inc.    California  North Palm Beach     Formed to operate a solar electric generating
                                                                     system.

  **Hyperion VIII, Inc.             Florida     North Palm Beach     Participates in a solar electric generating
                                                                     system.

  **Hyperion IX, Inc.               Florida     North Palm Beach     Participates in a solar electric generating
                                                                     system.

    ***Hyperion Investments LLC     Delaware    North Palm Beach     Holds the investments of a solar electric
                                                                     generating project.

  **MES Financial Corp.             Delaware    Wilmington           Manages financial assets.

  **Northern Cross Investments,     Delaware    North Palm Beach     Holds the stock notes of a solar electric
      Inc.                                                           generating project.

  **Sullivan Street Investments,    Delaware    North Palm Beach     Holds the stock notes of a solar electric
      Inc.                                                           generating project.

*FPL Group Holdings 1, Inc.         Florida     Juno Beach           Inactive.

*FPL Group Holdings 2, Inc.         Florida     June Beach           Inactive.

*FPL Group International, Inc.      Florida     Juno Beach           Invests in international power projects.

  **Crete I Cayman, Inc.            Cayman      Cayman Islands       Invests in a wind power project.
                                    Islands,
                                    B.W.I.

  **Crete II Cayman, Inc.           Cayman      Cayman Islands       Invests in a wind power project.
                                    Islands,
                                    B.W.I.

  **Crete III Cayman, Inc.          Cayman      Cayman Islands       Invests in a wind power project.
                                    Islands,
                                    B.W.I.

  **Faeto Cayman, Inc.              Cayman      Cayman Islands       Invests in a wind power project.
                                    Islands,
                                    B.W.I.

  **FPL Group Argentina, Inc.       Florida     North Palm Beach     To invest in international power projects.

  **FPL Group International         Florida     North Palm Beach     Invests in a power project.
      South America, Inc.

    ***FPL Group International      Cayman      Cayman Islands       Participates in a power project.
      Brazil (Cayman) I, Inc.       Islands,
                                    B.W.I.

    ***FPL Group International      Cayman      Cayman Islands       Participates in a power project.
      Brazil (Cayman) II, Inc.      Islands,
                                    B.W.I.

  **FPL Group International         Florida     North Palm Beach     Participates in a power project.
      South America II, Inc.

  **FPL International               Cayman      Cayman Islands       Invests in international power projects.
      Holdings, Inc.                Islands,
                                    B.W.I.

  **FPL International Holdings      Cayman      Cayman Islands       Invests in international power projects.
      II, Inc.                      Islands,
                                    B.W.I.

    ***Owenreagh Cayman Power       Cayman      Cayman Islands       Invests in international power projects.
         Partners, LLC              Islands,
                                    B.W.I.

  **FPL International Investment    Cayman      Cayman Islands       Invests in international power projects.
      Company                       Islands,
                                    B.W.I.

  **FPL Mamonal, Inc.               Florida     North Palm Beach     Participates in a power project.

  **FPL TermoCandelaria, Inc.       Florida     North Palm Beach     Participates in a power project.

  **FPL Termovalle, Inc.            Florida     North Palm Beach     Participates in a power project.

  **Karaha Bodas Investment Corp.   Cayman      Cayman Islands       Participates in a geothermal project.
                                    Islands,
                                    B.W.I.

  **Monte San Giorgio Cayman, Inc.  Cayman      Cayman Islands       Invests in a wind power project.
                                    Islands,
                                    B.W.I.

  **Mynydd Gordu Cayman, Inc.       Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **Owenreagh Cayman, Inc.          Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **Riva-Caleone Cayman, Inc.       Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **San Bartolomeo Cayman, Inc.     Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **Werfa Cayman, Inc.              Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

*FPL Holdings Inc                   Florida     Juno Beach           Holds certain fixed assets used by FPL Group.

  **Colonial Penn Capital           Delaware    Juno Beach, FL       Holds the stock of Bay Loan and Investment Bank.
      Holdings, Inc.

    ***Bay Loan and Investment      Rhode       Providence           Holds commercial and consumer loans and time
         Bank                       Island                           deposits.  Bay Loan was reclassified to
                                                                     discontinued operations in 1991; therefore
                                                                     no financial statements are presented.

*HJT Holdings, Inc.                 Delaware    Wilmington           Manages intangible assets.

  **SRM Investments, L.P.           N/A         N/A                  Limited partnership holding intangible assets.

    ***EMB Investments, Inc.        Delaware    Wilmington           Manages intangible assets.

*LCR Holdings, Inc.                 Delaware    Wilmington           Manages intangible assets.

  **SRM Investments, L.P.           N/A         N/A                  Limited partnership holding intangible assets.

    ***EMB Investments, Inc.        Delaware    Wilmington           Manages intangible assets.

*MBR Services, Inc.                 Florida     Juno Beach           Performs out-sourced meter reading, billing and
                                                                     remittance processing services to other
                                                                     utilities.

*Palms Insurance Company,           Cayman      Cayman Islands       Operates as a captive insurance company
   Limited                          Islands,                         primarily engaged in reinsuring liability
                                    B.W.I.                           insurance coverage for FPL Group, Inc. and its
                                                                     subsidiaries.

*Praxis Group, Inc.                 Delaware    Miami, FL            Holds certain immaterial assets and
                                                                     liabilities, but no longer actively in business.

*QualTec Professional               Florida     Miami, FL            Holds certain immaterial assets and
   Services, Inc.                                                    liabilities but no longer actively in business.

*Telesat Cablevision, Inc.          Florida     Miami, FL            Owns investments in cable TV partnerships
                                                                     and joint ventures.

 **Mayberry Investments, Inc.       Delaware    Wilmington           Manages intangible assets.

  **Telesat Cablevision of          Florida     Miami, FL            Holds the stock of subsidiaries involved
      South Florida, Inc.                                            in cable partnerships.

    ***Cable GP, Inc.               Florida     Miami, FL            Owns a general partnership interest in a
                                                                     cable television joint venture.

    ***Cable LP I, Inc.             Florida     Miami, FL            Owns limited partnership interests in
                                                                     cable television joint ventures.

    ***Cable LP II, Inc.            Florida     Miami, FL            Inactive.

    ***Cable LP III, Inc.           Florida     Miami, FL            Owns a limited partnership interest in a
                                                                     cable television joint venture.

    ***Cable LP (Pasco), Inc.       Florida     Miami, FL            Owns a limited partnership interest in a
                                                                     cable television joint venture.

*Turner Foods Corporation           Florida     Punta Gorda          Holds the stock of agriculture subsidiaries
                                                                     in Florida.

  **AMS Realty, Inc.                Florida     Punta Gorda          Operates an agricultural real estate brokerage
                                                                     business.

  **Turner Corporation              Florida     Immokalee            Operates citrus groves.

CAS INVESTMENTS, INC.               Delaware    Wilmington           Owns investment securities.
/TABLE

                                  APPENDIX 2
PROPERTIES OF FLORIDA POWER & LIGHT COMPANY (FPL) AND
CLAIMANT


Generating Facilities.      As of December 31, 1997, FPL had the
following generating facilities:

                                                                        No. of                  Net Warm Weather
                 Facility                            Location           Units      Fuel      Peaking Capability (mw)
------------------------------------------     --------------------     ------    -------    -----------------------
STEAM TURBINES
  Cape Canaveral .........................     Cocoa, FL                   2      Oil/Gas                 810
  Cutler .................................     Miami, FL                   2      Gas                     215
  Fort Myers .............................     Fort Myers, FL              2      Oil                     544
  Manatee ................................     Parrish, FL                 2      Oil                   1,638
  Martin .................................     Indiantown, FL              2      Oil/Gas               1,630
  Port Everglades ........................     Port Everglades, FL         4      Oil/Gas               1,227
  Riviera ................................     Riviera Beach, FL           2      Oil/Gas                 580
  St. Johns River Power Park .............     Jacksonville, FL            2      Coal/Petroleum Coke     260(1)
  St. Lucie ..............................     Hutchinson Island, FL       2      Nuclear               1,553(2)
  Sanford ................................     Lake Monroe, FL             3      Oil/Gas                 926
  Scherer ................................     Monroe County, GA           1      Coal                    667(3)
  Turkey Point ...........................     Florida City, FL            2      Oil/Gas                 810
                                                                           2      Nuclear               1,386
COMBINED-CYCLE
  Lauderdale .............................     Dania, FL                   2      Gas/Oil                 860
  Martin .................................     Indiantown, FL              2      Gas                     860
  Putnam .................................     Palatka, FL                 2      Gas/Oil                 498
COMBUSTION TURBINES
  Fort Myers .............................     Fort Myers, FL             12      Oil                     626
  Lauderdale .............................     Dania, FL                  24      Oil/Gas                 876
  Port Everglades ........................     Port Everglades, FL        12      Oil/Gas                 438
DIESEL UNITS
  Turkey Point ...........................     Florida City, FL            5      Oil                      12
TOTAL ....................................                                                             16,416

(1)    Represents FPL's 20% individual ownership interest in St. Johns River Power Park Units Nos. 1 and 2, which are jointly owned with the Jacksonville Electric Authority.
(2)    Excludes Orlando Utilities Commission's and the Florida Municipal Power Agency's combined share of approximately 15%
       of St. Lucie Unit No. 2.
(3)    Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with the Jacksonville Electric
       Authority.

ESI Energy, Inc. has wholly-owned generating facilities totalling 830 mw, the largest being a 665 mw gas-fired combined-cycle plant in Virginia. The remaining facilities include solar- and wind-power generators located in California and Northern Ireland.

Transmission and Distribution. FPL owns and operates 478 substations with a total capacity of 104,493,440 kva. Electric transmission and distribution lines owned and in service as of December 31, 1997 are as follows:

                                                                             Overhead Lines     Trench and Submarine
                          Nominal Voltage                                      Pole Miles           Cable Miles
-------------------------------------------------------------------          --------------     --------------------
500 kv ............................................................               1,107(a)                  -
230 kv ............................................................               2,196                    31
138 kv ............................................................               1,405                    48
115 kv ............................................................                 672                     -
 69 kv ............................................................                 166                    11
Less than 69 kv ...................................................              39,168                20,086
Total .............................................................              44,714                20,176

(a)  Includes approximately 80 miles owned jointly with the Jacksonville Electric Authority.